LUMENTUM

2026

PROXY STATEMENT AND FISCAL ANNUAL REPORT

LUMENTUM

LUMENTUM HOLDINGS INC.

1001 RIDDER PARK DRIVE
SAN JOSE, CALIFORNIA 95131
October 6, 2026

Dear Lumentum Stockholders:

You are formally invited to the Annual Meeting of Stockholders of Lumentum Holdings Inc., taking place virtually on November 18, 2026 at 8:00 a.m. Pacific Time.

Fiscal year 2026 was a landmark year for Lumentum. As the global technology landscape undergoes a generational shift toward Artificial Intelligence, advanced data centers increasingly rely on optical solutions to create the connectivity fabric between compute, switches and storage. Lumentum is leading this secular transition to optics, positioning the Company at the center of an unprecedented growth cycle.

Our expansion is powered by our leadership across key center architectures. While Scale-Out and Scale-Across networks have driven our exceptional results to date by solving critical power and compute constraints, we are especially excited about the long-term potential of Scale-Up. This fundamental shift away from electrical-based solutions toward optical connectivity within the rack has the potential to drive Lumentum's performance for years to come.

Throughout fiscal year 2026, we accelerated momentum across both our Systems and Components portfolios. Our Optical Circuit Switch (OCS) platform has seen incredible adoption, rapidly scaling past a $100 million quarterly revenue run rate. Given our significant technological differentiation and first-mover advantage, we expect this product line to generate revenue in the billions in upcoming years.

Across the rest of our portfolio, we achieved record shipments of our high-speed transceivers, transport products and laser chips. We started production of our next-generation 1.6T modules, where our signal integrity engineering team has established an early market advantage. Looking ahead, our ultra-high-power laser portfolio is driving key advances to support emerging co-packaged optics (CPO) and near-packaged optics (NPO) architectures. This marks a major architectural shift, eliminating the need for a digital signal processor (DSP) and thereby reducing data center power consumption and cost. In so doing, optics becomes the default choice for far more of the connectivity backbone.

Our manufacturing execution is also best in class, marked by expanded wafer capacity across our global indium phosphide fab footprint and the qualification of both CW and EML process flows on our newest production tools. We rapidly scaled assembly and test capacity, both internally and through strategic partnerships with contract manufacturers.

Financially, our business model demonstrated outsized operating leverage. We achieved our eighth consecutive quarter of top-line growth with fourth-quarter revenue surpassing $1 billion, nearly twice the Company's previous record. We also reached our gross margin target early, drove significant operating margin expansion, and meaningfully strengthened our balance sheet, providing a strong foundation for continued strategic investment.

We enter fiscal year 2027 with powerful velocity. With our first quarter of fiscal year 2027 revenue guidance pointing to continued triple-digit year-over-year growth, we are reaching our target financial model well ahead of schedule.

Our Annual Meeting will be hosted virtually at www.virtualshareholdermeeting.com/LITE2026, where you will be able to listen, submit questions, and vote online. The accompanying Notice of Annual Meeting and Proxy Statement contain details on the agenda and voting procedures. We are again providing proxy materials online under the U.S. Securities and Exchange Commission's "notice and access" rules.

Your vote is important. Please vote promptly by proxy online, by phone, or by following the instructions on the proxy card or voting instruction card if you received printed materials, whether or not you plan to attend the meeting.

We truly appreciate your continued trust and support. As optical interconnect drives ever deeper into the AI ecosystem, we believe our best years are still to come.

Sincerely,

Michael E. Hurlston
President and Chief Executive Officer

Penelope A. Herscher
Chair

LUMENTUM HOLDINGS INC.

1001 RIDDER PARK DRIVE
SAN JOSE, CALIFORNIA 95131

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

How to Vote

Via Internet
http://www.proxyvote.com

Via Phone
1-800-690-6903

Via Mail

In Person

To Be Held at 8:00 a.m. Pacific Time on Wednesday, November 18, 2026

Dear Stockholders of Lumentum Holdings Inc.:

The 2026 Annual Meeting of stockholders (the "Annual Meeting") of Lumentum Holdings Inc., a Delaware corporation, will be held virtually on Wednesday, November 18, 2026, at 8:00 a.m. Pacific Time. The virtual Annual Meeting can be accessed by visiting www.virtualshareholdermeeting.com/LITE2026, where you will be able to listen to the meeting live, submit questions and vote online. We are holding the meeting for the following purposes, as more fully described in the accompanying proxy statement:

1. the election of eight directors, to serve until our 2027 Annual Meeting of stockholders and until their successors are duly elected and qualified;
2. the approval, on a non-binding, advisory basis, of the compensation of our named executive officers; and
3. the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending July 3, 2027.

In addition, stockholders may be asked to consider and vote upon such other business as may properly come before the meeting or any adjournments or postponements thereof.

Our board of directors has fixed the close of business on September 24, 2026 as the record date for the Annual Meeting. Only stockholders of record on September 24, 2026 are entitled to notice of and to vote at the virtual Annual Meeting and any adjournments thereof. The Notice of Internet Availability of Proxy Materials, this proxy statement for the Annual Meeting ("Proxy Statement") and the accompanying form of proxy were first distributed and made available on the Internet to stockholders on or about October 6, 2026.

YOUR VOTE IS IMPORTANT. Whether or not you plan to virtually attend the Annual Meeting, please cast your vote as soon as possible by Internet or telephone. If you received a paper copy of the proxy materials by mail, you may submit your proxy card in the postage-prepaid envelope provided. Your vote by Internet, phone or mail will ensure your representation at the Annual Meeting regardless of whether you attend the virtual meeting or not. If you attend the virtual Annual Meeting, you may revoke your proxy and vote via the virtual meeting website. If you hold your shares through an account with a brokerage firm, bank or other nominee, please follow the instructions you receive from your account manager to vote your shares.

We thank you for your support and we hope you are able to attend our virtual Annual Meeting.

By order of the board of directors,

Michael E. Hurlston
President and Chief Executive Officer
San Jose, California
October 6, 2026

TABLE OF CONTENTS

PROXY SUMMARY

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting. Page references are supplied to help you find further information in this Proxy Statement.

Proposal No. 1 Election of Directors

You are being asked to elect eight directors. Each of the director nominees is standing for election for a one-year term ending at the next annual meeting of stockholders in 2027.

See page 20

✓ Your board of directors recommends that you vote **"FOR"** the election of each of the eight nominees.

Director Nominees

Name and Primary Occupation	Independent	Age	Director Since	Committees			Other Current Public Company Boards
				Audit	Compensation	Governance	
Pamela F. Fletcher CEO, Sion Power Corporation	✓	60	2023		C		Chemours
Isaac H. Harris Founder and CEO, DATKI Partners	✓	60	2021	M		M	None
Penelope A. Herscher (Chair) Advisor to Entrepreneurs; Former CEO	✓	66	2015			C	Forvia, Penguin Solutions
Michael E. Hurlston President and CEO, Lumentum		59	2025				Flex, Astera Labs
Brian J. Lillie President and CRO of ZutaCore, Inc.	✓	62	2015		M		None
Paul R. Lundstrom CFO, Copeland LP	✓	51	2024	C			None
Ian S. Small CEO, Blues Inc.	✓	62	2018		M		None
S. Thad Trent Executive Vice President and CFO, ON Semiconductor Corporation	✓	59	2025	M			None

M *Member* C *Chair*

Director Nominee Snapshot

Independence


1
Not Independent
88%
Independent, including our Chair
7
Independent

Directors' Age


1
65-69
1
50-54
60 years
Average Age
4
60-64
2
55-59

Tenure


2
10+
5.5 years
Average Tenure
3
<1-3
3
4-9

	Pamela Fletcher	Isaac Harris	Penelope Herscher	Michael Hurlston	Brian Lillie	Paul Lundstrom	Ian Small	Thad Trent
Skills/Competencies								
Industry Experience (Consumer/OpComms/Lasers)	✓	✓	✓	✓	✓	✓	✓	✓
Innovation/Technology	✓	✓	✓	✓	✓		✓	
Business Development/M&A Experience/ M&A Integration	✓	✓	✓	✓	✓	✓	✓	✓
Executive Leadership Experience	✓	✓	✓	✓	✓	✓	✓	✓
Global Experience	✓	✓	✓	✓	✓	✓	✓	✓
Accounting/Finance	✓					✓		✓
Engineering/R&D	✓		✓	✓	✓		✓	
Cybersecurity/IT	✓	✓			✓		✓	✓
Manufacturing/Operations	✓	✓		✓	✓	✓		✓
Marketing/Sales	✓		✓	✓	✓		✓	
Compliance/Risk Management	✓	✓			✓	✓		✓
Tenure (years)	<4	5	11	<2	11	<2	8	<1
Independence	✓	✓	✓		✓	✓	✓	✓
Age	60	60	66	59	62	51	62	59
Gender	Female	Male	Female	Male	Male	Male	Male	Male

Corporate Governance Highlights

The board of directors believes that good corporate governance is an important component in enhancing investor confidence in the Company and increasing stockholder value. The imperative to continue to develop and implement best practices throughout our corporate governance structure is fundamental to our strategy to enhance performance by creating an environment that increases operational efficiency and ensures long-term productivity growth. Solid corporate governance practices also ensure alignment with stockholder interests by promoting fairness, transparency and accountability in business activities among employees, management and the board.

Corporate Governance Highlights

- Majority voting for directors
- Annual election of all directors
- Independent Chair of the board of directors
- Independent directors meet regularly without management present
- Audit, Compensation and Governance committees composed entirely of independent directors
- Engaged board; each director attended at least 94% of the aggregate of all meetings of the board of directors and any standing committees on which he or she served during fiscal year 2026
- Significant share ownership guidelines for all executive officers and directors

Proposal No. 2 Non-binding Advisory Vote to Approve Executive Compensation

The board of directors is asking stockholders to approve, on a non-binding advisory basis, the compensation of the named executive officers as disclosed in this Proxy Statement.

See page 27

Your board of directors recommends that you vote **"FOR"** this proposal.

Executive Compensation Key Points

- 93% of our current CEO's and 89% of non-CEO NEOs' fiscal year 2026 target total direct compensation was driven by achievement of our strategic, financial or market performance goals
- The outcomes from our compensation programs reflected that the Company produced strong financial results and stock performance in fiscal year 2026, including a 762% one-year total shareholder return, resulting both from the Company's solid operational execution and from the broader re-rating of companies positioned at the center of the AI infrastructure buildout
- We continued the evolution of our executive compensation program for fiscal year 2026 to underscore the Company's strategic priorities and support our long-term growth goals and increased ambition, including:
  - A narrowed and enhanced focus on objectively measurable financial, operational and relative performance goals
  - Elimination of strategic progress objectives from the fiscal year 2026 compensation programs
  - Adoption of a 1-year performance period for the 50% of our performance stock units (PSUs) based on EPS, while retaining 3-year cliff vesting, allowing the Compensation Committee to set more aggressive and rigorous targets that fully reflect the market opportunity, while at the same time retaining flexibility as Lumentum navigates rapidly evolving markets
- We emphasized performance-based compensation by increasing the performance-share orientation in our CEO equity mix from 50% PSUs / 50% RSUs to 66% PSUs / 34% RSUs
- Our revenue exceeded the 300% achievement level for our fiscal years 2024 – 2026 Long-Term Incentive Plan PSUs, resulting in the maximum payout capped at 200% of target
- Our fiscal year 2026 Annual Incentive Plan (AIP) for executive officers was paid at 186.3% of target, representing strong performance at all levels of the Company, including corporate, product category operational performance and manufacturing performance metrics, and for the first time since fiscal year 2022, our AIP was paid entirely in cash to align payouts directly with annual results
- We received support from 88.3% of votes cast by our stockholders on our Say on Pay advisory vote in November 2025 and, in engagements since our last annual meeting, stockholders have continued to voice support for our approach to executive compensation
- We maintain policies to promote sound compensation practices and corporate governance

Executive Compensation Structure

Our executive compensation program is guided by our overarching philosophy of paying for demonstrable performance. Consistent with this philosophy, we believe executives with higher levels of responsibility and a greater ability to influence Lumentum's results should receive a greater percentage of their compensation as performance-based compensation. In fiscal year 2026, we compensated our named executive officers using the following elements for total target direct compensation:

CEO

93% of pay is variable with performance

83% of pay is based on multi-year performance, including stock price performance


CEO - Hurlston
Non-CEO NEO Average
55%
28%
10%
7%
39%
39%
11%
11%
Salary
Target Bonus
RSU
PSU

Average Non-CEO NEO

89% of pay is variable with performance

78% of pay is based on multi-year performance, including stock price performance

Proposal No. 3 Ratification of the Audit Committee's Appointment of the Independent Registered Public Accounting Firm

The board of directors is asking stockholders to ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending July 3, 2027.

See page 29

Your board of directors recommends that you vote **"FOR"** this proposal.

LUMENTUM HOLDINGS INC.

PROXY STATEMENT FOR 2026 ANNUAL MEETING OF STOCKHOLDERS

To Be Held Virtually at 8:00 a.m. Pacific Time on Wednesday, November 18, 2026

The accompanying proxy is solicited on behalf of the board of directors of Lumentum Holdings Inc. ("Lumentum", "we", "us" or the "Company") for use at the Lumentum 2026 Annual Meeting of Stockholders ("Annual Meeting") to be held virtually on Wednesday, November 18, 2026 at 8:00 a.m. Pacific Time, and any adjournment or postponement of the Annual Meeting. The virtual Annual Meeting can be accessed by visiting www.virtualshareholdermeeting.com/LITE2026, where you will be able to listen to the meeting live, submit questions, and vote online.
The Notice of Internet Availability of Proxy Materials and this proxy statement ("Proxy Statement") for the Annual Meeting and the accompanying form of proxy were first distributed and made available on the Internet to stockholders on or about October 6, 2026.

Internet Availability of Proxy Materials

In accordance with SEC rules, we are using the Internet as our primary means of furnishing proxy materials to stockholders. Consequently, most stockholders will not receive paper copies of our proxy materials. We will instead send stockholders a Notice of Internet Availability of Proxy Materials with instructions for accessing the proxy materials, including our Proxy Statement and our annual report on Form 10-K for the fiscal year ended June 27, 2026 ("Annual Report"), and voting via the Internet. The Notice of Internet Availability of Proxy Materials also provides information on how stockholders may obtain paper or email copies of our proxy materials if they so choose. We believe this process makes the proxy distribution process more efficient and less costly and helps conserve natural resources.

Lumentum's Annual Report will be available with this Proxy Statement by following the instructions in the Notice of Internet Availability of Proxy Materials.

General Information about the Annual Meeting

The information provided in the "question and answer" format below is for your convenience only and is merely a summary of the information contained in this Proxy Statement. You should read this entire Proxy Statement carefully. Information contained on, or that can be accessed through, our website is not intended to be incorporated by reference into this Proxy Statement and references to our website address in this Proxy Statement are inactive textual references only.

You will be voting on:

- the election of eight directors, to serve until our 2027 annual meeting of stockholders and until their successors are duly elected and qualified;
- the approval, on a non-binding, advisory basis, of the compensation of our named executive officers;
- the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending July 3, 2027; and
- any other business as may properly come before the Annual Meeting.

How does the board of directors recommend I vote on these proposals?

Our board of directors recommends a vote:

- "**FOR**" the election of each director nominee named in this Proxy Statement;
- "**FOR**" the approval of a non-binding, advisory vote on the compensation of our named executive officers;
- "**FOR**" the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending July 3, 2027.

Who is entitled to vote?

Stockholders of record as of the close of business on September 24, 2026, the record date, may vote at the Annual Meeting. As of the record date, there were 90,582,856 shares of our common stock outstanding and 2,876,415 shares of our Series A Convertible Preferred Stock outstanding that is convertible into 2,876,415 shares of common stock. Therefore, there are 93,459,271 total shares (on an as-converted to common stock basis) (the "Voting Stock") entitled to vote as of the record date. In deciding all matters at the Annual Meeting, each share of Voting Stock is entitled to one vote on each of the proposals to be voted on at the Annual Meeting, except that the shares of Voting Stock with respect to the Series A Convertible Preferred Stock do not vote for the election of directors. We do not have cumulative voting rights for the election of directors.

Stockholder of Record: Shares Registered in Your Name. If, on the record date, your shares were registered directly in your name with our transfer agent, Computershare Trust Company, N.A., then you are considered the stockholder of record with respect to those shares. As a stockholder of record, you may vote at the Annual Meeting or vote by telephone, by Internet, or by filling out and returning the proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker or Nominee. If, on the record date, your shares were held on your behalf in a stock brokerage account or by a bank or other nominee, then you are considered the beneficial owner of those shares held in street name. Accordingly, the Notice of Internet Availability, Proxy Statement and any accompanying documents have been provided to your broker or nominee, who in turn provided the materials to you. As the beneficial owner, you have the right to direct your broker or nominee how to vote your shares by using the voting instruction card or by following their instructions for voting on the Internet or by telephone.

How many votes are needed for approval of each proposal?

- **Proposal No. 1:** Each director must be elected by the affirmative vote of a majority of the votes cast by holders of our common stock with respect to that director. This means that, to be elected, the number of votes cast for a director must exceed the number of votes cast against that director. Abstentions and broker non-votes are not counted as votes cast for or against such director's election and therefore will have no impact on the outcome of the vote.

  If a director then serving on the board of directors does not receive the required majority, the director shall tender his or her resignation to the board of directors. Within 90 days after the date of the certification of the election results, the Governance Committee or other committee that may be designated by the board of directors will make a recommendation to the board of directors on whether to accept or reject the resignation, or whether other action should be taken and the Board of Directors will act on such committee's recommendation.
- **Proposal No. 2:** The approval of the non-binding advisory vote on the compensation of the Company's named executive officers requires the affirmative vote of a majority of the shares of Voting Stock present in person or represented by proxy at the Annual Meeting and entitled to vote thereon. As a result, abstentions will have the same effect as votes against the proposal. Broker non-votes will have no effect on the outcome of this vote.
- **Proposal No. 3:** The ratification of the appointment of Deloitte & Touche LLP requires the affirmative vote of a majority of the shares of Voting Stock present in person or represented by proxy at the Annual Meeting and entitled to vote thereon. As a result, abstentions will have the same effect as votes against the proposal. Brokers will have discretion to vote on this proposal.

What is a quorum?

A quorum is the minimum number of shares required to be present at the Annual Meeting for the Annual Meeting to be properly held under our amended and restated bylaws and Delaware law. The presence, in person or by proxy, of a majority of all issued and outstanding shares of Voting Stock (on an as-converted to common stock basis) entitled to vote at the Annual Meeting will constitute a quorum at the Annual Meeting. Abstentions and broker non-votes are counted as shares present and entitled to vote for purposes of determining a quorum.

How do I vote?

If you are a stockholder of record, there are four ways to vote:

- **at the Annual Meeting, via the virtual meeting website** – any stockholder can attend the Annual Meeting by visiting www.virtualshareholdermeeting.com/LITE2026, where stockholders may vote and submit questions during the meeting. The Annual Meeting starts at 8:00 a.m. Pacific Time on Wednesday, November 18, 2026. Please have your 16-digit control number to join the Annual Meeting. Instructions on how to attend and participate via the Internet, including how to demonstrate proof of stock ownership, are posted at www.proxyvote.com;
- **by Internet** at http://www.proxyvote.com, 24 hours a day, seven days a week, until 11:59 p.m. Eastern Time on November 17, 2026 (have your proxy card in hand when you visit the website);
- **by toll-free telephone** at 1-800-690-6903 (have your proxy card in hand when you call); or
- **by completing and mailing your proxy card** (if you received printed proxy materials).

Proxy cards submitted by mail must be received by November 17, 2026 to be voted at the Annual Meeting. Please note that the Internet and telephone voting facilities will close at 11:59 p.m. Eastern Time on November 17, 2026. Submitting your proxy, whether via Internet, by telephone or by mail, will not affect your right to vote at the Annual Meeting via the virtual meeting website should you decide to attend the

Annual Meeting. If you are not the stockholder of record, please refer to the voting instructions provided by your nominee to direct your nominee on how to vote your shares. Your vote is important. Whether or not you plan to attend the Annual Meeting, we urge you to vote by proxy to ensure that your vote is counted including how to attend and vote at the Annual Meeting.

All proxies will be voted in accordance with the instructions specified on the proxy. If you sign a physical proxy card and return it without instructions as to how your shares should be voted on a particular proposal at the Annual Meeting, your shares will be voted in accordance with the recommendations of our board of directors stated in this proxy.

Can I change my vote?

Yes. If you are a stockholder of record, you can change your vote or revoke your proxy any time before the Annual Meeting by:

- entering a new vote by Internet or by telephone;
- returning a later-dated proxy card; or
- delivering to the Secretary of Lumentum Holdings Inc., by any means, a written notice stating that the proxy is revoked.

Additionally, you can change your vote or revoke your proxy by attending and voting at the Annual Meeting (although attendance at the Annual Meeting will not, by itself, revoke a proxy).

If you are a street name stockholder, your broker, bank or other nominee can provide you with instructions on how to change your vote.

How can I attend the Annual Meeting?

You are entitled to participate in the Annual Meeting if you were a holder of Voting Stock as of the record date of September 24, 2026. You will be able to attend online and submit your questions during the meeting by visiting www.virtualshareholdermeeting.com/LITE2026. You also will be able to vote your shares electronically at the Annual Meeting. To participate, you will need the 16-digit control number included on your Notice of Internet Availability of Proxy Materials, on your proxy card or on the instructions that accompanied the proxy materials. If you are a street name holder and your proxy materials were forwarded by your broker, please follow your broker's instructions.

Beginning 15 minutes prior to the start of and during the online Annual Meeting, we will have a support team ready to assist stockholders with any technical difficulties they may have accessing or hearing the audio webcast of the meeting. If you encounter technical difficulties accessing the virtual meeting during the check-in or meeting time, please call our support team at 844-986-0822 (US) or 303-562-9302 (International) or check for a technical assistance phone number that will be made available on the virtual meeting login page. If we experience a technical failure or other disruption, we will endeavor to post and/or announce information on the virtual meeting website.

What is the effect of giving a proxy?

Proxies are solicited by and on behalf of our board of directors. Michael Hurlston, Wajid Ali, and Jae Kim have been designated as proxy holders by our board of directors. When proxies are properly dated, executed and returned, the shares represented by such proxies will be voted at the Annual Meeting in accordance with the instructions of the stockholder. If no specific instructions are given, however, the shares will be voted in accordance with the recommendations of our board of directors as described above. If any matters not described in this Proxy Statement are properly presented at the Annual Meeting, the proxy holders will use their own judgment to determine how to vote the shares. If the Annual Meeting is adjourned, the proxy holders can vote the shares on the new Annual Meeting date as well, unless you have properly revoked your proxy instructions, as described above.

Why did I receive a Notice of Internet Availability of Proxy Materials instead of a full set of proxy materials?

In accordance with the rules of the SEC, we have elected to furnish our proxy materials, including this Proxy Statement and our Annual Report, primarily via the Internet. As a result, we are mailing to many of our stockholders a Notice of Internet Availability of Proxy Materials. All stockholders receiving the Notice will have the ability to access the proxy materials over the Internet and request to receive a paper copy of the proxy materials by mail or e-mail. Instructions on how to access the proxy materials over the Internet or to request a paper or e-mail copy may be found in the Notice of Internet Availability of Proxy Materials. In addition, the notice contains instructions on how you may request access to proxy materials in printed form by mail or electronically on an ongoing basis.

How are proxies solicited for the Annual Meeting?

Our board of directors is soliciting proxies for use at the Annual Meeting. All expenses associated with this solicitation will be borne by us. We will reimburse brokers or other nominees for reasonable expenses that they incur in sending our proxy materials to you if a broker or other nominee holds shares on your behalf. In addition to using the Internet, our directors, officers and employees may solicit proxies in person and by mailings, telephone, facsimile, or electronic transmission, for which they will not receive any additional compensation.

How may my brokerage firm or other intermediary vote my shares if I fail to provide timely directions?

Brokerage firms and other intermediaries holding shares in street name for customers are generally required to vote such shares in the manner directed by their customers. In the absence of timely directions, your broker will have discretion to vote your shares on our sole “routine” matter: the proposal to ratify the appointment of Deloitte & Touche LLP. Your broker will not have discretion to vote on the election of directors or the approval of the non-binding, advisory vote on the compensation of our named executive officers, each of which are “non-routine” matters, absent direction from you.

Where can I find the voting results of the Annual Meeting?

We will announce preliminary voting results at the Annual Meeting. We will also disclose voting results on a Current Report on Form 8-K that we will file with the SEC within four business days after the Annual Meeting. If final voting results are not available to us in time to file a Current Report on Form 8-K within four business days after the Annual Meeting, we will file a Current Report on Form 8-K to publish preliminary results and will provide the final results in an amendment to such Current Report on Form 8-K as soon as they become available.

I share an address with another stockholder, and we received only one paper copy of the proxy materials. How may I obtain an additional copy of the proxy materials?

We have adopted a procedure called “householding,” which the SEC has approved. Under this procedure, we deliver a single copy of the Notice of Internet Availability of Proxy Materials and, if applicable, our proxy materials, to multiple stockholders who share the same address unless we have received contrary instructions from one or more of the stockholders. This procedure reduces our printing costs, mailing costs, and fees. Stockholders who participate in householding will continue to be able to access and receive separate proxy cards. Upon written or oral request, we will deliver promptly a separate copy of the Notice of Internet Availability of Proxy Materials and, if applicable, our proxy materials to any stockholder at a shared address to which we delivered a single copy of any of these materials. To receive a separate copy, or, if a stockholder is receiving multiple copies, to request that we only send a single copy of the Notice of Internet Availability of Proxy Materials and, if applicable, our proxy materials, such stockholder may contact our Legal Department at 1 (408) 546-5483 or by mail at the following address:

Lumentum Holdings Inc.
Attention: Legal Department
1001 Ridder Park Dr.
San Jose, California 95131

Stockholders who beneficially own shares held in street name may contact their brokerage firm, bank, broker-dealer or other similar organization to request information about householding.

What is the deadline to propose actions for consideration at next year’s Annual Meeting of stockholders or to nominate individuals to serve as directors?

Stockholder Proposals

Stockholders may present proper proposals for inclusion in our Proxy Statement and for consideration at the next Annual Meeting of stockholders by submitting their proposals in writing to our Secretary in a timely manner. For a stockholder proposal to be considered for inclusion in our proxy statement for our 2027 Annual Meeting of stockholders, our Secretary must receive the written proposal at our principal executive offices no later than June 8, 2027. In addition, stockholder proposals must comply with the requirements of Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Stockholder proposals should be addressed to:

Lumentum Holdings Inc.
Attention: Secretary
1001 Ridder Park Dr.
San Jose, California 95131

Our amended and restated bylaws also establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders but do not intend for the proposal to be included in our proxy statement. Our amended and restated bylaws provide that the only business that may be conducted at an annual meeting is business that is (i) specified in our proxy materials with respect to such meeting, (ii) otherwise properly brought before the annual meeting by or at the direction of our board of directors, or (iii) properly brought before the annual meeting by a stockholder of record entitled to vote at the annual meeting who has delivered timely written notice to our Secretary, which notice must contain the information specified in our amended and restated bylaws. To be timely for our 2027 Annual Meeting of stockholders, our Secretary must receive the written notice at our principal executive offices:

- not earlier than August 20, 2027; and
- not later than the close of business on September 19, 2027.

In the event that we hold our 2027 Annual Meeting of stockholders more than 30 days before or more than 60 days after (other than as a result of adjournment) the one-year anniversary of the 2026 Annual Meeting, then notice of a stockholder proposal that is not intended to be included in our proxy statement must be received no later than the close of business on the later of the following two dates:

- the 90th day prior to such annual meeting; or
- the 10th day following the day on which public announcement of the date of such annual meeting is first made.

If a stockholder who has notified us of his, her or its intention to present a proposal at an annual meeting does not appear to present his, her or its proposal at such annual meeting, we are not required to present the proposal for a vote at such annual meeting.

Recommendation and Nomination of Director Candidates

You may recommend director candidates for consideration by our Governance Committee. Any such recommendations should include the candidate's name and qualifications for membership on our board of directors and should be directed to our Secretary at the address set forth above. For additional information regarding stockholder recommendations for director candidates, see "Corporate Governance—Governance Committee."

In addition, our amended and restated bylaws permit stockholders to nominate directors for election at an annual meeting of stockholders. To nominate a director, the stockholder must provide the information required by our amended and restated bylaws. In addition, the stockholder must give timely notice to our Secretary in accordance with our amended and restated bylaws, which, in general, require that the notice be received by our Secretary within the time period described above under "Stockholder Proposals" for stockholder proposals that are not intended to be included in a proxy statement. In addition, to comply with Rule 14a-19 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), stockholders must provide notice of the intent to solicit proxies in support of director nominees (other than our nominees) for the 2027 Annual Meeting of stockholders by notifying our Secretary no later than the dates set forth above with respect to nominations. Please note that the notice requirement under Rule 14a-19 is in addition to the applicable notice requirements under our amended and restated bylaws.

Availability of Bylaws

A copy of our amended and restated bylaws may be obtained by accessing our public filings on the SEC's website at www.sec.gov. You may also contact our Secretary at our principal executive offices for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

CORPORATE GOVERNANCE

Our business affairs are managed under the direction of our board of directors. As of September 24, 2026, our board of directors consisted of nine (9) members, eight of whom qualified as "independent" under the Nasdaq listing standards. Julia S. Johnson, who has served as a member of our board since 2017, will not stand for reelection at the Annual Meeting. We thank Ms. Johnson for her service. Accordingly, the size of our board of directors will be decreased from nine to eight directors following the election of directors at the Annual Meeting.

Director Independence

Our board of directors has determined that the following directors are independent under the Nasdaq listing standards: Pamela F. Fletcher, Penelope A. Herscher, Isaac H. Harris, Julia S. Johnson, Brian J. Lillie, Paul R. Lundstrom, Ian S. Small and S. Thad Trent. In making these determinations, our board of directors considered the relationships that each director has with the Company and all other facts and circumstances the board deemed relevant in determining independence. During the period in which Mr. Harris served as our Interim Chief Procurement Officer from December 5, 2025 through May 31, 2026, he was not independent. Mr. Harris continued to serve on the board of directors during that period, but he did not serve on any committee of the board of directors. Following the termination of his interim role, the board of directors considered the term of Mr. Harris' service as an interim officer, the nature of his service and the amount of compensation he earned, as well as guidance under the Nasdaq Rules regarding service as an interim executive officer, and determined that Mr. Harris is independent.

Board Leadership Structure

Our board of directors has determined that it is in the best interests of the Company to maintain the board chair and chief executive officer positions separately. Ms. Herscher, an outside, independent director, serves as our board chair. The board of directors believes that having an outside, independent director serve as chair is the most appropriate leadership structure, as this enhances its independent oversight of management and the Company's strategic planning, reinforces the board of directors' ability to exercise its independent judgment to represent stockholder interests, and strengthens the objectivity and integrity of the board of directors. Moreover, we believe an independent chair can more effectively lead the board of directors in objectively evaluating the performance of management, including the chief executive officer, and guide it through appropriate board governance processes.

Ms. Herscher assists in developing the agenda for the board meetings, is the primary liaison between the board of directors and management, chairs meetings of the board of directors and executive sessions and assists with stockholder communications as requested. Ms. Herscher's strong leadership skills, independent thinking and professional experience assist the board of directors in providing effective oversight of management, Company strategy and board effectiveness.

Board Committees and Meetings

During fiscal year 2026, the board of directors held nine meetings. The board of directors has three standing committees: an Audit Committee, a Compensation Committee, and a Governance Committee. The members of the committees during fiscal year 2026 are identified below.

Each continuing director attended at least 94% of the aggregate of all meetings of the board of directors and any committees on which he or she served during fiscal year 2026 after becoming a member of the board of directors or after being appointed to a particular committee. The Company encourages, but does not require, the members of its board of directors to attend the Annual Meeting. All eight members of our board of directors who were directors at the time and were nominated for reelection attended our 2025 Annual Meeting.

Audit Committee

MEMBERS:* Paul R. Lundstrom (Chair) Julia S. Johnson Isaac H. Harris (joined as of July 2026) S. Thad Trent **MEETINGS:** 9	The Audit Committee is responsible for the appointment, qualification and oversight of the independent auditor, including the determination of the auditor's independence, as well as for assisting the full board of directors in fulfilling its oversight responsibilities relative to: • the Company's financial statements; • financial reporting practices; • systems of internal accounting and financial control; • internal audit function; • annual independent audits of the Company's financial statements; and • such legal and ethics programs as may be established from time to time by management and the board of directors.

* *Ms. Fletcher and Mr. Covert served on the Audit Committee through the 2025 Annual Meeting*

The board of directors has determined that all members of the Audit Committee are "independent" as defined in the applicable rules and regulations of the SEC and the Nasdaq listing rules. The board of directors has further determined that Paul R. Lundstrom, Harold L. Covert and S. Thad Trent are each an "audit committee financial expert" as defined by Item 407(d)(5) of Regulation S-K of the Exchange Act. A copy of the Audit Committee charter can be viewed at the Company's website at *www.lumentum.com*.

Compensation Committee

MEMBERS:* Pamela F. Fletcher (Chair)** Brian J. Lillie Ian S. Small **MEETINGS:** 7	The Compensation Committee is responsible for: • assisting the board of directors in discharging its responsibilities for executive compensation; • ensuring that the Company adopts and maintains responsible and competitive compensation programs for its employees, officers and directors consistent with the long-range interests of stockholders; • the administration of the Company's employee stock purchase plan and equity incentive plans; • reviewing the Compensation Discussion and Analysis section contained in our Proxy Statement and preparing the Compensation Committee Report for inclusion in our Proxy Statement; and • reviewing and considering the results of any advisory stockholder votes on executive compensation.

* *Mr. Harris served on the Compensation Committee through the 2025 Annual Meeting*

** *Ms. Fletcher replaced Mr. Small as Chair on October 1, 2026*

The board of directors has determined that all members of the Compensation Committee are "independent" as that term is defined in the applicable rules and regulations of the SEC and the Nasdaq listing rules. Each member of the Compensation Committee is a non-employee director under Rule 16b-3 promulgated under the Exchange Act. A copy of the Compensation Committee charter can be viewed at the Company's website at *www.lumentum.com*.

During fiscal year 2026, the Compensation Committee engaged Semler Brossy to assist the Compensation Committee with its analysis and review of the compensation of our executive officers, as well as a risk analysis of our compensation programs. Semler Brossy provides advice relating to our compensation peer group selection as well as support and specific analysis with regard to compensation data and formulation of recommendations for executive compensation. In addition, in fiscal year 2026, Semler Brossy provided compensation data and assisted in formulation of recommendations for outside director compensation. Semler Brossy reports directly to our Compensation Committee, and the Compensation Committee has determined that Semler Brossy is independent from management and that the work of Semler Brossy has not raised any conflicts of interest. Semler Brossy attends most Compensation Committee meetings, works directly with the Compensation Committee Chair and Compensation Committee members, and sends all invoices, including descriptions of services rendered, to the Compensation Committee Chair for review and payment approval. All work performed for the Company by Semler Brossy in fiscal year 2026 was in support of the Compensation Committee and authorized by the Compensation Committee. Additional information on the Compensation Committee's processes and procedures for consideration of executive compensation are addressed in the section entitled "Compensation Discussion and Analysis – Compensation Decision Processes."

Governance Committee

MEMBERS:* Penelope A. Herscher (Chair)** Julia S. Johnson Isaac H. Harris (joined as of July 2026) **MEETINGS:** 4	The Governance Committee: • serves as our nominating committee; • oversees our corporate governance practices; and • oversees annual board of directors, committee, and individual director evaluations.

* *Ms. Fletcher served on the Governance Committee through the 2025 Annual Meeting*

** *Ms. Herscher replaced Ms. Johnson as Chair on October 1, 2026*

The board of directors has determined that all members of the Governance Committee are "independent" as that term is defined in the applicable Nasdaq listing rules. A copy of the charter can be viewed at the Company's website at *www.lumentum.com*.

Considerations in Evaluating Director Nominees

The Governance Committee selects nominees from a broad base of potential candidates and seeks qualified candidates with diverse backgrounds and experience who possess the highest ethical and professional character and will exercise sound business judgment.
In identifying and reviewing potential candidates for the board of directors, the Governance Committee considers the individual's experience in the Company's industry, the general business or other experience of the candidate, the needs of the Company for an additional or replacement director, the personality of the candidate, diversity, the candidate's interest in the business of the Company, as well as numerous other subjective criteria. Of greatest importance is the individual's integrity, willingness to be involved and ability to bring to the Company experience and knowledge in areas that are most beneficial to the Company. It is the Governance Committee's goal to nominate candidates with diverse backgrounds and capabilities, to reflect the diverse nature of the Company's stakeholders (security holders, employees, customers and suppliers), while emphasizing core excellence in areas pertinent to the Company's long-term business and strategic objectives. A candidate must have an employment and professional record which demonstrates, in the Governance Committee's judgement, that the candidate has sufficient and relevant experience and background, taking into account positions held, and industries, markets and geographical locations served.
A detailed description of the criteria used by the Governance Committee in evaluating potential candidates may be found in the charter of the Governance Committee.

From time to time the Governance Committee has engaged a third-party search firm to assist in identifying and reviewing candidates for membership on our board of directors.

Stockholder Recommendations and Nominations to the Board of Directors

As provided in the charter of the Governance Committee, Stockholders may recommend candidates to the Governance Committee for potential nomination. The Governance Committee will consider and make recommendations to the board of directors regarding any stockholder recommendations for candidates to serve on the board of directors. Stockholders wishing to recommend candidates for consideration by the Governance Committee may do so by writing to the Company's Corporate Secretary at Lumentum Holdings Inc., 1001 Ridder Park Drive, San Jose, California 95131. Such writing must provide the candidate's name, biographical data and qualifications, a document indicating the candidate's willingness to act if elected, and evidence of the recommending stockholder's ownership of Company stock not less than 90 days prior to the first anniversary of the date of the preceding year's annual meeting to assure time for meaningful consideration by the Governance Committee. There are no differences in the manner in which the Governance Committee evaluates candidates for director based on whether the candidate is recommended by a stockholder. In addition, pursuant to our amended and restated bylaws, stockholders may nominate candidates for the board of directors. Our amended and restated bylaws specify in greater detail the requirements as to the timing, form and content of the stockholder's notice of nomination. Such nominations must be delivered to or mailed and received at the principal executive offices of the Company not less than 60 days nor more than 90 days prior to the first anniversary of the date of the preceding year's annual meeting as first specified in the notice for such meeting. The nominating stockholder must also provide the information specified in our amended and restated bylaws. We recommend that any stockholder wishing to nominate a director review a copy of our amended and restated bylaws, which may be obtained by accessing our public filings on the SEC's website at *www.sec.gov*.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee is or has been an officer or employee of our Company or has had any relationship requiring disclosure under Item 404 of Regulation S-K during the last fiscal year. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our board of directors or Compensation Committee.

Communications with the Board of Directors

Interested parties wishing to communicate with our board of directors or with an individual member or members of our board of directors may do so by writing to our board of directors or to the particular member or members of our board of directors and mailing the correspondence to our General Counsel at Lumentum Holdings Inc., 1001 Ridder Park Drive, San Jose, California 95131. Each communication should set forth (i) the name and address of the stockholder as it appears on our books, and if the shares are held by a nominee, the name and address of the beneficial owner of such shares, and (ii) the number of shares that are owned of record by the record holder and beneficially by the beneficial owner.

Our General Counsel, in consultation with appropriate members of our board of directors as necessary, will review all incoming communications and, if appropriate, all such communications will be forwarded to the appropriate member or members of our board of directors, or if none is specified, to the chair of our board of directors.

Corporate Governance Guidelines and Code of Business Conduct

Our board of directors has adopted Corporate Governance Guidelines that address items such as the qualifications and responsibilities of our directors and director candidates and corporate governance policies and standards applicable to us in general. In addition, our board of directors has adopted a Code of Business Conduct that applies to all of our employees, officers and directors, including our chief executive officer, chief financial officer, and other executive and senior financial officers. The full text of our Corporate Governance Guidelines and our Code of Business Conduct is posted on the Investors page under the Corporate Governance portion of our website at *www.lumentum.com.* We will post amendments to our Code of Business Conduct and waivers of our Code of Business Conduct for directors and executive officers on the same website.

Insider Trading Policy

Our board of directors has adopted an insider trading policy governing the purchase, sale, and/or other disposition of our securities by directors, officers, employees, and other covered persons. We believe this policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the exchange listing standards applicable to us. A copy of our insider trading policy was filed as an exhibit to our Annual Report on Form 10-K for fiscal year 2024 and was incorporated by reference into our most recent Annual Report on Form 10-K.

Risk Management

Risk is inherent with every business, and we face a number of risks, including strategic, financial, business and operational, legal and compliance, and reputational. We have designed and implemented processes to manage risk in our operations. Management is responsible for the day-to-day management of risks the Company faces, while our board of directors, as a whole and assisted by its committees, has responsibility for the oversight of risk management. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management, including the processes for the identification and assessment of risks, are appropriate and functioning as designed.

Our board of directors believes that open communication between management and our board of directors is essential for effective risk management and oversight. Our board of directors meets with our chief executive officer and other members of the senior management team at quarterly meetings of our board of directors, where, among other topics, they discuss strategy and risks facing the Company, as well as such other items as they deem appropriate. Management and the board of directors periodically assess the material risks of the Company to ensure that changes in the risk environment and related risk management is proactive. As part of this approach, our board of directors also assesses both the materiality of a risk and its immediacy in making strategic decisions and helping management prioritize resources.

While our board of directors is ultimately responsible for risk oversight, our board committees assist our board of directors in fulfilling its oversight responsibilities in certain areas of risk. Our Audit Committee assists our board of directors in fulfilling its oversight responsibilities with respect to risk management in the areas of internal control over financial reporting and disclosure controls and procedures, and legal and regulatory compliance, and discusses with management and the independent auditor guidelines and policies with respect to risk assessment and risk management. Our Audit Committee also reviews our major financial risk exposures and the steps management has taken to monitor and control these exposures. Our Audit Committee also monitors certain key risks on a regular basis throughout the fiscal year, such as regulatory risk, liquidity risk and cybersecurity risk. Our Governance Committee assists our board of directors in fulfilling its oversight responsibilities with respect to the management of risk associated with board organization, membership and structure, and corporate governance, as well as oversight of our corporate social responsibility efforts. Our Compensation Committee assesses risks created by the incentives inherent in our compensation policies. Finally, our board of directors reviews strategic and operational risk in the context of reports from the management team, receives reports on all significant committee activities at each regular meeting, and evaluates the risks inherent in significant transactions.

Our board of directors and its committees engage outside advisors and experts from time to time to assist in understanding threats, trends, and our risk environment in general. Our board of directors believes its current leadership structure supports the risk oversight function of the board.

Compensation Program Risk Assessment

Consistent with SEC disclosure requirements, in fiscal year 2026, a team composed of senior members of our human resources, finance and legal departments and our compensation consultant, Semler Brossy, inventoried and reviewed elements of our compensation policies and practices. This team then reviewed these policies and practices with our management team in an effort to assess whether any of our policies or practices have design elements that encourage excessive risk taking that is reasonably likely to have a material adverse effect on the Company. This assessment included a review of the various compensation programs and policies that are intended to mitigate excessive risk taking. Management reviewed and discussed the results of this assessment with the Compensation Committee, which consulted with Semler Brossy. Based on this review, we believe that our compensation policies and practices, individually and in the aggregate, do not create risks that are reasonably likely to have a material adverse effect on the Company.

Sustainability

The Governance Committee provides oversight of Lumentum's sustainability strategy, including how we address sustainability impacts. Our dedicated Sustainability Team delivers quarterly updates to the CEO and the Governance Committee, ensuring visibility into progress, challenges, and key initiatives. These regular updates serve as a mechanism for the board of directors to review the effectiveness of our sustainability efforts and ensure alignment with our strategic priorities. The Sustainability Liaison, a member of the board of directors, supports communication with the Board on sustainability topics. The Sustainability Team actively engages with departmental leads across the Company to communicate and implement sustainability-related initiatives.

We aim to illuminate the path forward to a more sustainable future. We recognize that our actions affect the people and communities where we live and work. We take our responsibility to the global community seriously, and to live up to that responsibility, we have built our sustainability program upon three pillars:

Planet: Lighter Impact

- Lighten our environmental footprint by reducing our energy consumption, greenhouse gas (GHG) emissions, water consumption, and waste generation.
- Commit to the procurement or generation of renewable energy at all sites.

People: Positive Impact

- Invest in career and professional development for all employees.
- Operate to the highest social, ethical, and safety standards within our facilities and propagate that model across our value chain.
- Contribute to the communities in which we live and operate.

Innovation: Breakthrough Impact

- Push the boundaries to design products and processes that deliver value and delight our customers.
- Continuously improve our products and processes to create the safest and most efficient products with the highest standards.

Information about our sustainability program is available on the Company's website at *www.lumentum.com*

Impact on Climate and Environment

As global citizens, we are impacted by climate change and are committed to addressing climate risks posed to our business. Since 2017, we annually complete the CDP Climate Change Questionnaire, which aligns to the Task Force for Climate-related Financial Disclosures ("TCFD") recommendations, to disclose our efforts. In fiscal year 2026, we received B ratings for our 2025 CDP Climate Change disclosure for the third consecutive year, and for our 2025 CDP Water Security disclosure for the second time. The B scores indicate that Lumentum has addressed its environmental impacts and ensures good environmental management. The scores are above average for the North American region and the electrical and electronic equipment sector, reflecting progress in our approach and dedication to transparency.

In fiscal year 2022, we committed to setting science-based emissions reduction targets, in line with the Science Based Targets initiative ("SBTi"). In fiscal year 2025, we received approval for our near-term (2030) and long-term (2050) GHG emissions reduction targets from the SBTi. This approval reaffirms our commitment to climate action and alignment with the objectives of our key customers.

Our near-term science-based GHG reduction targets from our global operations (Scope 1 and 2) include:

- 90% reduction in absolute Scope 1 and 2 GHG emissions by fiscal year 2030, from a fiscal year 2022 baseline;
  - In fiscal year 2026, our Scope 1 and 2 GHG emissions decreased by 74%, compared to the fiscal year 2022 baseline.

To further this effort, we also target a year-over-year increase in the procurement of renewable electricity. In fiscal year 2026, we sourced 86% renewable electricity for our global operations, up from 84% in the year prior. This year, we generated over 10 GWh of solar power from our three on-site solar panel installations across our San Jose, California (U.S.) corporate headquarters; our largest manufacturing facility in Navanakorn, Thailand; and our site in Škofljica, Slovenia site.

Our near-term science-based GHG reduction targets related to our value chain (Scope 3) include:

- 52% reduction per data capacity delivered in Scope 3 GHG emissions (from use of sold cloud and networking products) by fiscal year 2030;
- 30% of Lumentum suppliers to have their own science-based targets for emissions covering purchased goods and services by fiscal year 2028; and
- 25% of Lumentum customers to have their own science-based targets for emissions covering use of sold products by fiscal year 2028.

We are progressing toward our Scope 3 GHG emissions reduction target through the development of higher data capacity products and initiatives across our supply chain.

Due to the significant growth in fiscal year 2026, we reevaluated our water and waste reduction goals and established the following revised goals:

- Reduce the annual water withdrawal per revenue by 10% by fiscal year 2030 from the fiscal 2026 baseline year; and
- Divert 90% of non-hazardous waste from landfill by fiscal year 2030.

Human Rights

Lumentum is committed to upholding the human rights of all workers and to treat each person with dignity and respect. Lumentum enforces several policies to protect the rights of its workers. We acknowledge our primary human rights risk exists in our supply chain and we expect all suppliers to apply the same level of protection to workers' rights as we do. We prohibit the use or support of any form of child labor, forced labor or human trafficking at Lumentum and at our suppliers. This requirement is embedded in our Corporate Social Responsibility Policy, Code of Business Conduct, Supplier Code of Conduct and through our membership in the Responsible Business Alliance. In addition, we ensure there is transparency in our own business and in our approach to tackling modern slavery throughout our supply chain, consistent with obligations under the UK Modern Slavery Act, the California Transparency in Supply Chains Act, and Canada's Fighting Against Forced Labour and Child Labour in Supply Chains Act.

All our manufacturing sites conduct annual self-assessments to identify human rights risks and complete an internal or external audit that includes human rights issues. Additionally, we've implemented a labor and ethics risk assessment process to identify and mitigate potential risks of adverse labor or ethics impacts at our manufacturing sites globally. Furthermore, we conduct a supplier risk assessment annually and audit selected high-risk suppliers, as needed.

Lumentum understands the risks of forced labor. We have implemented practices designed to ensure forced labor does not exist in our operations or in our supply chain. Lumentum pays all fees associated with recruitment and ongoing employment, and prohibits suppliers, including subcontractors and recruitment agencies, from charging workers any fees or deposits for employment. This applies to all types of workers, including migrant, temporary or subcontracted. All Lumentum sites require official government identity documents to verify age and right to work. Identity documents are used for verification purposes only and retained by the employee. Employment is at-will, and each employee is provided an employment agreement with clearly defined terms and conditions. Suppliers are required to follow these same requirements.

Lumentum does not tolerate harassment, intimidation, or discrimination of any kind, which is clearly stated in our Code of Business Conduct and Supplier Code of Conduct. As an equal opportunity employer, Lumentum is committed to providing a workplace free of harassment, discrimination, and retaliation, as well as disrespectful, abusive, or unprofessional conduct.

Talent Management

The performance of Lumentum relies on the strength of our team. Consequently, our ability to attract, recruit, develop and retain highly qualified talent is foundational to our ability to execute our business strategy, meet customer demand and support growth. Our talent strategy also emphasizes building scalable recruiting capabilities to support Lumentum's evolving workforce requirements. As our business grows our ability to anticipate workforce demand, develop sustainable talent pipelines and hire the right talent at the right time is critical to maintaining operational readiness and supporting customer commitments.

Lumentum invests in leadership development and talent management to support employee growth, internal mobility, business continuity, and succession readiness. At Lumentum, our strategic focus on leadership development is a cornerstone of our talent management initiatives, essential for fostering internal talent and building a robust pipeline of future leaders. In fiscal year 2026, the Company continued to provide role-relevant development through e-learning, on-the-job training, targeted leadership development programs, coaching circles, peer learning, mentoring, and global rotational assignments. Our programs reflect our dedication to developing internal talent and emphasize the critical role of leadership in sustaining an engaged and motivated workforce.

Aligned with our Company's growth and talent retention goals, our talent management programs are pivotal in identifying and cultivating high-potential employees for key future roles. Recognizing the importance of succession planning, we ensure the seamless transfer of institutional knowledge and smooth leadership transitions. By nurturing our internal talent pool for leadership positions, we proactively mitigate disruptions and accelerate our growth trajectory.

Several strategic initiatives align to fortify our workforce progression:

- Strategic workforce planning to anticipate future roles and critical skills to support future growth.
- Offering international assignments to enhance critical experience across cultures and geographies.
- Semiannual talent discussion to align the manager and employee on work and professional development actions plans on both performance and professional development goals to enable employee growth.
- Embedded within our strategy is mentorship, 360-degree feedback, and personalized coaching for improved communication and interpersonal capabilities.
- HRIS tools to better identify internal talent for career opportunities to enable our ability to recognize and promote from within.
- Our global mental health platform, with the goal of supporting the health and well-being of our workforce.

Our commitment to employee development fosters loyalty and engagement, resulting in reduced turnover rates. This fortifies Lumentum's capacity for resilience, positioning us to attain significant growth while safeguarding our internal talent.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Eight (8) directors have been nominated by our board of directors for election at the Annual Meeting, each to serve a one-year term until the 2027 Annual Meeting of Stockholders and until their successors are elected and qualified. The size of our board of directors will be decreased from nine to eight directors immediately following the election of directors at the Annual Meeting. All of the nominees are currently members of the board of directors and are standing for reelection. Mr. Trent is standing for election by stockholders for the first time and was initially recommended to the board of directors through various relationships. All of the director nominees are independent under the Nasdaq listing rules except for Mr. Hurlston.

Each director nominee has consented to being named in this proxy statement and we have no reason to believe that the nominees named below will be unable or unwilling to serve as a director if elected.

Director Nominees

Our Governance Committee and our board of directors have evaluated each of the director nominees. Based on this evaluation, the Governance Committee and the board of directors have concluded that it is in the best interest of Lumentum and its stockholders for each of the proposed director nominees listed below to continue to serve as a director of Lumentum. The nominee's individual biographies below contain information about their experience, qualifications and skills that led our board of directors to nominate them.

Pamela F. Fletcher, 60

DIRECTOR SINCE: February 2023

COMMITTEE MEMBERSHIP:	QUALIFICATIONS
Compensation (Chair)	• Significant experience innovating and creating high-growth businesses and revenue streams • Extensive experience in the automotive and transportation industries • Strong leadership and business experience in driving market expansion

EXPERIENCE:

Ms. Fletcher is an experienced transportation and sustainability executive with over three decades of experience across the automotive and transportation industries. Ms. Fletcher currently serves as the chief executive officer of Sion Power Corporation, a next generation battery company, a position she has held since July 2024. Ms. Fletcher previously served as senior vice president, chief sustainability officer and corporate innovation at Delta Air Lines, Inc. from February 2022 to August 2023, where she led Delta's Sustainability and Innovation organizations in service of the company's net-zero future. Prior to Delta Air Lines, Ms. Fletcher enjoyed a fifteen-year career at General Motors Company, where she held senior leadership positions such as vice president of Global Innovation from October 2018 to February 2022 and vice president of Electric Vehicles from October 2017 to September 2018. Ms. Fletcher is a well-known innovator in the transportation sector, having been named in Motor Trend's 2018 and 2019 "Power List;" on Automotive News' 2025 list of "100 Leading Women in the North American Auto Industry;" and on Crain's 2021 list of "100 Most Influential Women." In addition to the Lumentum Board, she serves on the board of directors of The Chemours Company, a chemical company, and the board of advisors for the College of Engineering at the University of North Carolina Charlotte. She also served as a member of the board of directors of Coherent, Inc. from July 2017 to June 2022. Ms. Fletcher holds a Bachelor of Engineering degree from Kettering University and a Master of Engineering degree from Wayne State University. She has also completed Executive Education programs at Northwestern University's Kellogg School of Management, Harvard Business School, and Stanford University's Graduate School of Business.

Isaac H. Harris, 60

DIRECTOR SINCE: June 2021

COMMITTEE MEMBERSHIP:	QUALIFICATIONS
Audit; Governance	• Strong leadership and business experience • Extensive experience in supply chain and operations • Significant business experience internationally

EXPERIENCE:

Mr. Harris is a senior operating executive with over 30 years of experience in the technology industry. He currently serves as founder and president at DATKI Partners, LLC, a supply chain strategy consulting firm, a position he has held since January 2024. Mr. Harris served as the interim chief procurement officer at Lumentum from December 2025 to May 2026. Mr. Harris previously served as advisor to the CEO at ZT Systems, a leading provider of innovative compute and storage solutions for hyperscale data centers, from January 2023 to January 2024. He previously served as corporate vice president of Global Supply Chain Operations at ZT Systems from April 2020 to January 2023. Mr. Harris also currently serves as a board director for Trajectory Foundation, a non-profit organization he joined in April 2022. Trajectory Foundation helps Black students attend Historically Black Colleges and Universities through scholarship awards. From October 2011 to March 2020, he held several senior leadership positions at Cisco Systems, a provider of technologies that power the internet, most recently as vice president, Supply Chain Operations. Previously, Mr. Harris held several senior leadership roles at HP Inc., a provider of technology hardware, including as vice president, Supply Chain for Notebook Global Business Unit. As a passionate advocate for diversity, inclusion, and equality in the workplace, Mr. Harris has made a career of creating opportunities and making positive change. He is an active member of the Executive Leadership Council and has previously served on Howard University's Business School Advisory Board. Additionally, he was recognized by Savoy Magazine as one of the Most Influential Black Executives in Corporate America in 2020. Mr. Harris holds a Master of Business Administration degree from the University of Chicago Booth School of Business, a Master of Business Administration degree from the Katholieke Universiteit Leuven (Belgium) School of Applied Economic Sciences, and a Bachelor of Business Administration degree in Finance from Loyola University Chicago.

Penelope A. Herscher, 66

DIRECTOR SINCE: August 2015

BOARD CHAIR COMMITTEE MEMBERSHIP:	QUALIFICATIONS
Governance (Chair)	• Experience as chief executive officer of several technology companies • Extensive marketing and technical background • Valuable insight and experience from serving on the board and committees of public companies

EXPERIENCE:

Ms. Herscher is a seasoned public technology company board director, executive, and entrepreneur, with more than 15 years of experience as a high-tech CEO in Silicon Valley and more than 15 years of experience serving on public company boards of directors. She also currently serves as a member of the board of directors of Forvia SE, an automotive parts manufacturer, publicly traded in France, and as chair of the board of directors of Penguin Solutions, Inc. (formerly SMART Global Holdings), a technology solutions company. She also serves on the board of Modern Health, a private health benefits company. Ms. Herscher previously served as a member of the board of directors of Delphix Corp., a data analytics company, from 2018 to 2024, Embark Technologies, a transportation technology company, from 2022 to 2023, Verint Systems Inc., a software analytics company, from 2017 to 2021, PROS Holdings Inc., a SaaS company, from 2018 to 2021, Rambus, Inc. from 2006 to 2018 and Viavi from 2008 until Lumentum's separation from Viavi in 2015. From 2004 to 2015, Ms. Herscher held the position of president and chief executive officer at FirstRain, an enterprise software company, and from 2002 to 2003, she held the position of executive vice president and chief marketing officer of Cadence Design Systems, Inc. an electronic design automation software company. From 1996 to 2002, Ms. Herscher was president and chief executive officer of Simplex Solutions, taking the company public in 2001, prior to its acquisition by Cadence in 2002. Ms. Herscher holds a BA Hons, MA in Mathematics from Cambridge University in England.

Michael E. Hurlston, 59

DIRECTOR SINCE: February 2025

COMMITTEE MEMBERSHIP:	QUALIFICATIONS
None	• Extensive experience as a public company chief executive officer and in senior leadership positions at technology companies • Deep experience with the AI, semiconductor and telecommunications industries • Operational experience resulting in significant improvements in a company's financial performance • Proven track record of scaling technology businesses to achieve consistent profitable growth and revenue expansion

EXPERIENCE:

Mr. Hurlston has served as Lumentum's president and chief executive officer since February 2025. Prior to joining Lumentum, he served as president and chief executive officer at Synaptics, Inc., a leader in solutions for the Internet of Things (IoT) market, from August 2019 to February 2025. Prior to Synaptics, Mr. Hurlston served as the chief executive officer of Finisar Corporation, a telecommunications company, from January 2018 to August 2019, where he oversaw the company's agreement to be acquired by II-VI. Before joining Finisar, he served in a variety of senior leadership positions at Broadcom Limited and its predecessor corporation from November 2001 to October 2017, including senior vice president and general manager of the Mobile Connectivity Products/Wireless Communications and Connectivity Division from February 2016 to October 2017 and from September 2009 to January 2013 and as executive vice president of sales from January 2013 to February 2016. Additionally, Mr. Hurlston previously held senior marketing and engineering positions at Oren Semiconductor, Inc., Avasem, Integrated Circuit Systems, Inc., MicroPower Systems Inc., Exar Corporation, and IC Works Inc. from 1991 to 2001. Mr. Hurlston has served as a member of the boards of directors of Flex Ltd., a leader in Electronics Services Manufacturing (EMS), since September 2020 and Astera Labs, Inc., a trailblazer in purpose-built connectivity solutions for rack-scale AI, since September 2022. Mr. Hurlston holds Bachelor of Science and Master of Science degrees in Electrical Engineering and a Master of Business Administration from the University of California, Davis.

Brian J. Lillie, 62

DIRECTOR SINCE: August 2015

COMMITTEE MEMBERSHIP:	QUALIFICATIONS
Compensation	• Extensive executive-level experience in the technology industry and specifically in the data center markets • Strong technical background, including significant experience in data security

EXPERIENCE:

Mr. Lillie is a technology industry veteran with 30 years of executive and board experience in high-growth companies. Mr. Lillie currently serves as president and chief revenue officer at ZutaCore Inc., a leading provider of waterless, two-phase liquid cooling technology for high-density AI and data center infrastructure, positions he has held since October 2025. Mr. Lillie previously served as the president of the Private Cloud Business Unit at Rackspace Technology, a leading, end-to-end multi-cloud technology services company, from January 2023 to April 2025. Prior to Rackspace, he served as chief product and technology officer at Zayo Group Holdings, Inc., a provider of communication infrastructure services, a position he held from April 2021 until May 2022, and was an executive in residence from November 2020 until April 2021. Before Zayo, Mr. Lillie served as the chief product officer for Equinix, Inc., a global provider of data center and internet exchange services, from October 2017 to April 2019, driving the products and services strategy and development of next-generation products for the company. Prior to that, from August 2016 to October 2017, Mr. Lillie served as chief customer officer and executive vice president of global technology services, responsible for the vision and execution for customer experience globally at Equinix, while also responsible for all technology and engineering services for the company. He also served as global chief information officer for Equinix from August 2008 to August 2016. Previous to Equinix, Mr. Lillie held several executive-level roles at Verisign, a provider of intelligent infrastructure services, including vice president of global sales operations and vice president of information systems. Mr. Lillie previously served as a member of the board of directors of Talend, S.A., from May 2018 until February 2021. Mr. Lillie holds a Master of Science degree in Management from Stanford University's Graduate School of Business, a Master of Science degree in Telecommunications Management from Golden Gate University, and a Bachelor of Science degree in Mathematics from Montana State University.

Paul R. Lundstrom, 51

DIRECTOR SINCE: December 2024

COMMITTEE MEMBERSHIP:	QUALIFICATIONS
Audit (Chair)	• Extensive management and public company experience • Global experience leading finance organizations • Significant financial expertise, including in financial reporting, capital markets and investor relations

EXPERIENCE:

Mr. Lundstrom is a seasoned executive with extensive expertise in corporate finance, manufacturing, and business transformation across multiple high-impact industries. He is currently the chief financial officer at Copeland LP, a global leader in sustainable climate solutions, a position he has held since August 2024. Prior to Copeland, Mr. Lundstrom was the chief financial officer at Flex Ltd., a multinational technology and manufacturing company, from September 2020 to August 2024, where he was a key member of the team that led the analysis, carve-out, and initial public offering of Nextracker, and served as a member of the Nextracker board of directors from 2022 to 2024. Prior to Flex, he served as the chief financial officer for Aerojet Rocketdyne, Inc., a manufacturer of rocket, hypersonic, and electric propulsive systems for space, defense, civil and commercial applications, from November 2016 to September 2020. From 1997 to 2015, Mr. Lundstrom worked at United Technologies Corporation (now Raytheon Technologies Corporation), a multinational research, development and manufacturing conglomerate, where he held a number of senior finance leadership positions, including vice president of investor relations and multiple business unit CFO roles. Mr. Lundstrom holds a Master of Business Administration degree from Columbia University and a Bachelor of Science degree from Truman State University.

Ian S. Small, 62

DIRECTOR SINCE: December 2018

COMMITTEE MEMBERSHIP:	QUALIFICATIONS
Compensation	• Experience as chief executive officer of several technology companies • Extensive business and executive-level experience in the technology industry, specifically in telecommunications • Strong technical background, including impact of AI on technical and business strategies • Global business and global markets experience

EXPERIENCE:

Mr. Small is an experienced technology leader. Mr. Small currently serves as the chief executive officer of Blues Inc., a leader in internet of things connectivity solutions, a position he has held since May 2025. Mr. Small previously served as the chief executive officer of Evernote Corporation, a mobile and desktop personal productivity application provider, from October 2018 until its acquisition by Bending Spoons S.p.A. in January 2023. From 2009 to 2014, he served as the chief executive officer of TokBox, Inc., a platform-as-a-service provider of embedded video communications, which was acquired by Telefonica S.A. in 2012, and from 2014 until 2018, he was chairman of the board of TokBox. From 2013 to 2016, he held a variety of positions at Telefonica S.A., a global broadband and telecommunications provider, most recently as its chief data officer. Mr. Small currently serves on the board of directors at Snapdocs, Inc., a venture-backed company in the mortgage automation space and, since July 2024, as an Advisor to Squint, providers of an AR/AI manufacturing intelligence platform. He previously served on the board of directors of Oclaro, Inc. from September 2017 until the acquisition by Lumentum in December 2018. Mr. Small earned a Master’s degree in Computer Science and a Bachelor of Science degree in Engineering Science from the University of Toronto.

S. Thad Trent, 59

DIRECTOR SINCE: December 2025

COMMITTEE MEMBERSHIP:	QUALIFICATIONS
Audit	• Experience as chief financial officer of publicly traded semiconductor companies • Extensive executive-level finance and business experience in the technology industry • Expertise in corporate finance, financial reporting and strategic business management • Board and corporate governance experience • Experience managing global businesses and operating in international markets

EXPERIENCE:

Mr. Trent is a seasoned finance professional with leadership and management experience with both global publicly-held technology companies and startups. Mr. Trent currently serves as executive vice president and chief financial officer of ON Semiconductor Corporation (onsemi), a global leader of semiconductor technologies, a role he has held since February 2021. Prior to joining onsemi, Mr. Trent was chief financial officer of Cypress Semiconductor Corporation from 2014 until its acquisition by Infineon Technologies AG in 2020, and was vice president, finance from 2005 to 2014. He held earlier finance leadership roles at Wind River Systems, Inc. and Wyle Electronics. He currently serves on the Board of Directors of Leia Inc. and previously served on the boards of several privately held companies. Mr. Trent holds a Bachelor of Science in Business Administration and Finance from San Diego State University.

Vote Required

Each director will be elected by the affirmative vote of a majority of the votes cast by holders of our common stock, meaning that the number of votes cast “FOR” a director nominee exceeds the number of votes cast “AGAINST” that nominee. Abstentions and broker non-votes are not counted as votes cast for or against such director’s election and therefore will have no impact on the outcome of the vote.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION TO THE BOARD OF EACH OF THE NOMINEES NAMED ABOVE.

Director Compensation

The compensation program for our non-employee directors ("Outside Directors") is designed to attract and retain high-quality directors and to align director interests with those of our stockholders. The compensation program was most recently amended in February 2026. The compensation of our Outside Directors is reviewed regularly by the Compensation Committee, whose review includes a market assessment and an analysis by Semler Brossy. As part of this analysis, Semler Brossy reviews non-employee director compensation trends and data from peer companies. Following such review, the Compensation Committee makes a recommendation to the board of directors. Our Outside Directors receive compensation in the form of equity granted under the terms of our 2025 Equity Incentive Plan (the "2025 Plan") and cash, as described below:

Equity Compensation

Initial Award. On the date of the first meeting of our board of directors or Compensation Committee occurring on or after the date on which the individual first became an Outside Director, such Outside Director is granted an initial award of restricted stock units ("RSUs") with a value equal to $100,000 (the "Initial RSU Award"). The Initial RSU Award vests in three equal annual installments from the commencement of the individual's service as an Outside Director, subject to continued service as a director through the applicable vesting date. If a director's status changes from an employee director to an Outside Director, he or she does not receive an Initial RSU Award.

Annual Awards. On the date of each annual meeting of our stockholders, upon election, each Outside Director is granted an award of RSUs with a value equal to $220,000, which will change to $240,000 starting in fiscal year 2027 (the "Annual RSU Award"). For Outside Directors that are elected other than at the annual meeting, the Outside Director is granted the Annual RSU Award pro-rated for the time to be served prior to the next annual meeting. The Annual RSU Award vests upon the earlier of the day prior to the next annual meeting or one year from the grant date, subject to continued service as a director through the applicable vesting date.

The number of shares subject to equity awards is calculated by dividing the value by the average of the volume weighted average trading price of our common stock during the calendar month preceding the grant date.

Under the terms of the 2025 Plan, no Outside Director may be granted equity awards and other compensation (including cash retainers and fees) within any fiscal year which exceeds, in the aggregate, $750,000 with the value of equity awards based on the closing price on the last trading day immediately preceding the date on which the applicable equity award is granted to the Outside Director.

Upon retirement of an Outside Director, all unvested RSUs automatically vest in full. The treatment of unvested RSUs held by an Outside Director upon a change in control is determined by the terms of our Amended and Restated 2015 Equity Incentive Plan (the "2015 Plan") or the 2025 Plan under which the applicable unvested RSUs were granted.

Cash Compensation

Annual Fee. Each Outside Director receives an annual cash retainer of $85,000 for serving on our board of directors, which will change to $95,000 starting in fiscal year 2027 (the "Annual Fee"), paid quarterly. Starting in fiscal year 2027, Outside Directors may elect to receive their Annual Fee in RSUs rather than cash, subject to one-year vesting that will be pro-rated by quarter if the Outside Director retires or does not stand for re-election. As with other equity awards, the number of shares will be calculated by dividing the Annual Fee by the average of the volume weighted average trading price of our common stock during the calendar month preceding the grant date.

In addition to the Annual Fee, the non-employee board chair receives an additional cash retainer of $100,000.

Meeting Fees. Each Outside Director will receive $3,000 for each Board meeting attended in excess of eighteen (18) meetings per year.

Committee Service. The chairs of the three standing committees of our board of directors receive the following annual cash retainers, paid quarterly. There are no meeting fees for committee service.

Board Committee	Chairperson Fee ($)
Audit Committee	35,000
Compensation Committee	23,000
Governance Committee	15,000

Outside Director Compensation for Fiscal Year 2026

The following table provides information regarding the total compensation that was paid to each of our Outside Directors for fiscal year 2026.

Directors who are also our employees receive no additional compensation for their service as directors. See "Executive Compensation" for information about Mr. Hurlston's compensation.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Total ($)
Penelope A. Herscher[2]	185,000	345,024	530,024
Harold L. Covert[3]	42,500	0	42,500
Pamela F. Fletcher[4]	377,127	1,100,690	1,477,817
Isaac H. Harris[5]	268,072	2,112,575	2,380,647
Julia S. Johnson[6]	100,000	345,024	445,024
Brian J. Lillie[7]	85,000	345,024	430,024
Paul R. Lundstrom[8]	140,596	986,936	1,127,532
Ian S. Small[9]	108,000	345,024	453,024
S. Thad Trent[10]	46,427	448,995	495,422

(1) *The amounts shown in this column are the grant date fair value in the period presented as determined in accordance with FASB ASC Topic 718, which fair value is based on the closing market price of our common stock on the date of grant for RSUs. Such grant-date fair value does not take into account any estimated forfeitures related to service vesting conditions.*

(2) *Ms. Herscher held 1,283 RSUs as of June 27, 2026.*

(3) *Mr. Covert did not stand for re-election at the 2025 Annual Meeting.*

(4) *Ms. Fletcher held 1,283 RSUs as of June 27, 2026. In addition to her standard Outside Director compensation of $85,000 in cash and $345,024 in equity for fiscal year 2026, Ms. Fletcher received a corrective RSU grant with a value of $755,665 and a cash payment of $292,127 to cover additional 2025 taxes (caused by the stock price upon vesting of the delayed corrective RSU award being higher than the stock price when the pro-rated Annual RSU Award should have vested) as she was not granted a pro-rated Annual RSU Award to which she was entitled under the director compensation program when she joined the board of directors in 2023. In accordance with the 2025 Plan, the corrective grant is not counted against the fiscal year 2026 non-employee director compensation limit.*

(5) *Mr. Harris held 1,283 RSUs as of June 27, 2026. In addition to his standard Outside Director compensation of $49,505 in cash and $345,024 in equity for fiscal year 2026, Mr. Harris received $218,567 in cash salary and $1,767,551 in equity as employee compensation during his term as Interim Chief Procurement Officer during fiscal year 2026. Mr. Harris did not receive cash compensation as an Outside Director during his term as Interim Chief Procurement Officer. In accordance with the 2025 Plan, any equity awards or other compensation provided for services as an employee are not counted against the fiscal year 2026 non-employee director compensation limit. See Interim Chief Procurement Officer Compensation below for further information.*

(6) *Ms. Johnson held 1,283 RSUs as of June 27, 2026.*

(7) *Mr. Lillie held 1,283 RSUs as of June 27, 2026.*

(8) *Mr. Lundstrom held 2,517 RSUs as of June 27, 2026. In addition to his standard Outside Director compensation of $120,000 in cash and $345,024 in equity for fiscal year 2026, Mr. Lundstrom received a corrective RSU grant with a value of $641,912 and a cash payment of $20,596 to cover additional 2025 taxes (caused by the stock price upon vesting of the delayed corrective RSU award being higher than the stock price when the pro-rated Annual RSU Award should have vested) as he was not granted a pro-rated Annual RSU Award to which he was entitled under the director compensation program when he joined the board of directors in 2024. In accordance with the 2025 Plan, the corrective grant is not counted against the fiscal year 2026 non-employee director compensation limit.*

(9) *Mr. Small held 1,283 RSUs as of June 27, 2026.*

(10) *Mr. Trent held 1,205 RSUs as of June 27, 2026.*

Interim Chief Procurement Officer Compensation. In fiscal year 2026, following the departure of certain key supply chain personnel, the Company engaged Mr. Harris to serve as Interim Chief Procurement Officer, reporting to the CEO. The Company needed executive level management of its supply chain to ensure successful delivery on significant customer commitments that were expected to generate substantial revenue and drive increased shareholder value. Mr. Harris is a seasoned supply chain executive, and the Board determined his expertise would be valuable in ensuring solid execution and stability until a permanent executive could be engaged. Accordingly, the Company engaged Mr. Harris on an interim basis for compensation consisting of $37,100 per month in cash compensation and $220,000 in equity to be granted at the end of each month with the number of shares calculated by dividing the value based on the average of the volume weighted average trading price of our common stock during the calendar month preceding the grant date. Mr. Harris' service in the interim role started in December 2025 and terminated at the end of May 2026.

PROPOSAL NO. 2

ADVISORY VOTE TO APPROVE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and Section 14A of the Exchange Act, we are seeking the approval of the Company's stockholders, on a non-binding, advisory basis, of the compensation of our NEOs as disclosed in this Proxy Statement.

Our executive compensation program is designed to attract, retain and motivate employees and to serve the long-term interests of our stockholders. Our executive compensation program promotes performance-based compensation and has evolved to be more aligned with recognized best practices and to address market realities.

The items below contain a few key points regarding our compensation program:

- 93% of our current CEO's and 89% of non-CEO NEOs' fiscal year 2026 target total direct compensation was driven by achievement of our strategic, financial or market performance goals
- The outcomes from our compensation programs reflected that the Company produced strong financial results and stock performance in fiscal year 2026, including a 762% one-year total shareholder return, resulting both from the Company's solid operational execution and from the broader re-rating of companies positioned at the center of the AI infrastructure buildout
- We continued the evolution of our executive compensation program for fiscal year 2026 to underscore the Company's strategic priorities and support our long-term growth goals and increased ambition, including:
  - A narrowed and enhanced focus on objectively measurable financial, operational and relative performance goals
  - Elimination of strategic progress objectives from the fiscal year 2026 compensation programs
  - Adoption of a 1-year performance period for the 50% of our performance stock units (PSUs) based on EPS, while retaining 3-year cliff vesting, allowing the Compensation Committee to set more aggressive and rigorous targets that fully reflect the market opportunity, while at the same time retaining flexibility as Lumentum navigates rapidly evolving markets
- We emphasized performance-based compensation by increasing the performance-share orientation in our CEO equity mix from 50% PSUs / 50% RSUs to 66% PSUs / 34% RSUs
- Our revenue exceeded the 300% achievement level for our fiscal years 2024 – 2026 Long-Term Incentive Plan PSUs, resulting in the maximum payout capped at 200% of target
- Our fiscal year 2026 Annual Incentive Plan (AIP) for executive officers was paid at 186.3% of target, representing strong performance at all levels of the Company, including corporate, product category operational performance and manufacturing performance metrics, and for the first time since fiscal year 2022, our AIP was paid entirely in cash to align payouts directly with annual results
- We received support from 88.3% of votes cast by our stockholders on our Say on Pay advisory vote in November 2025 and, in engagements since our last annual meeting, stockholders have continued to voice support for our approach to executive compensation
- We maintain policies to promote sound compensation practices and corporate governance

The Compensation Discussion and Analysis section of this Proxy Statement contains a detailed discussion of our compensation philosophy, changes made to our fiscal year 2026 executive compensation programs, and the alignment of our NEOs' compensation with our performance. We are asking our stockholders to vote, on a non-binding, advisory basis, to approve the compensation paid to our NEOs, as described in the Compensation Discussion and Analysis and the compensation table sections of this Proxy Statement. We currently hold our advisory vote to approve the compensation paid to our NEOs on an annual basis, and our next such vote will be at our 2027 Annual Meeting.

Accordingly, we ask stockholders to vote "FOR" the following resolution:

"RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the Company's named executive officers, as disclosed in this Proxy Statement for the 2026 Annual Meeting of stockholders pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, the Summary Compensation Table, and other related tables and disclosures."

Vote Required

The approval of the non-binding advisory vote on the compensation of the Company's named executive officers requires the affirmative vote of a majority of the shares of Voting Stock present in person or represented by proxy at the Annual Meeting and entitled to vote thereon. As a result, abstentions will have the same effect as votes against the proposal. Broker non-votes will have no effect on the outcome of this vote.

This "say on pay" vote is advisory and therefore not binding on the Company, the board of directors or the Compensation Committee. However, the board of directors and the Compensation Committee value the opinions of our stockholders and will take into account the outcome of this vote in considering future compensation arrangements.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL, ON A NON-BINDING, ADVISORY BASIS, OF THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS.

PROPOSAL NO. 3

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our independent registered public accounting firm for the fiscal year ended June 27, 2026 was Deloitte & Touche LLP ("Deloitte"). Our Audit Committee has re-appointed Deloitte to audit our consolidated financial statements for our fiscal year ending July 3, 2027. At the Annual Meeting, we are asking our stockholders to ratify the appointment of Deloitte as our independent registered accounting firm for fiscal year 2027. Although ratification by stockholders is not required by law, our Audit Committee is submitting the appointment of Deloitte to our stockholders because we value our stockholders' views on our independent registered public accounting firm and as a matter of good corporate governance. In the event that the appointment of Deloitte is not ratified by our stockholders, the Audit Committee will review its future selection of Deloitte as our independent registered public accounting firm. Representatives of Deloitte are expected to be present at the Annual Meeting, in which case they will be given an opportunity to make a statement at the Annual Meeting if they desire to do so and will be available to respond to appropriate questions. Notwithstanding the appointment of Deloitte, and even if our stockholders ratify the appointment, our Audit Committee, in its discretion, may appoint another independent registered public accounting firm at any time during our fiscal year if our Audit Committee believes that such a change would be in the best interests of our Company and our stockholders.

Fees Paid to the Independent Registered Public Accounting Firm

The following table presents fees for professional audit services and other services rendered to our Company by Deloitte, our independent registered public accounting firm, for the fiscal years ended June 27, 2026 and June 28, 2025.

	Fiscal Year 2026 (in thousands)	Fiscal Year 2025 (in thousands)
Audit Fees(1)	$3,599	$3,107
Audit-Related Fees	–	–
Tax Fees(2)	$199	$261
All Other Fees(3)	$6	$6
TOTAL	**$3,804**	**$3,374**

(1) *Audit Fees include fees related to professional services rendered in connection with the audit of Lumentum's annual financial statements, the audit of internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, reviews of financial statements included in Lumentum's Quarterly Reports on Form 10-Q, and for audit services provided in connection with other statutory and regulatory filings. In fiscal year 2026, audit fees also include the audit of newly acquired businesses, including related valuation and purchase price allocation accounting.*

(2) *Tax Fees include fees for permissible tax compliance, planning and advisory services.*

(3) *All Other Fees includes fees for research tool subscriptions.*

Auditor Independence

In our fiscal year ended June 27, 2026, there were no other professional services provided by Deloitte, other than those listed above, that would have required our Audit Committee to consider their compatibility with maintaining the independence of Deloitte.

Audit Committee Policy on Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Our Audit Committee has established a policy governing our use of the services of our independent registered public accounting firm. Under the policy, our Audit Committee is required to pre-approve all audit and non-audit services performed by our independent registered public accounting firm in order to ensure that the provision of such services does not impair the public accountants' independence. All fees paid to Deloitte for our fiscal year ended June 27, 2026 were pre-approved by our Audit Committee.

Vote Required

The ratification of the appointment of Deloitte requires the affirmative vote of a majority of the shares of Voting Stock present in person or represented by proxy at the Annual Meeting and entitled to vote thereon. Abstentions will have the effect of a vote AGAINST the proposal and broker non-votes will have no effect.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is a committee of the board of directors comprised solely of independent directors as required by the Nasdaq listing rules and rules and regulations of the SEC. The Audit Committee operates under a written charter approved by the board of directors, which is available on our website at *www.lumentum.com*. The composition of the Audit Committee, the attributes of its members and the responsibilities of the Audit Committee, as reflected in its charter, are intended to be in accordance with applicable requirements for corporate audit committees. The Audit Committee reviews and assesses the adequacy of its charter and the Audit Committee's performance on an annual basis.

With respect to the Company's financial reporting process, the management of the Company is responsible for (1) establishing and maintaining internal controls and (2) preparing the Company's consolidated financial statements. Our independent registered public accounting firm, Deloitte, is responsible for auditing these financial statements. It is the responsibility of the Audit Committee to oversee these activities. It is not the responsibility of the Audit Committee to prepare our financial statements, which are the fundamental responsibilities of management. In the performance of its oversight function, the Audit Committee has:

- reviewed and discussed the audited financial statements with management and Deloitte;
- discussed with Deloitte the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC; and
- received the written disclosures and the letter from Deloitte required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence and has discussed with Deloitte its independence.

Based on the Audit Committee's review and discussions with management and Deloitte, the Audit Committee recommended to the board of directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended June 27, 2026 for filing with the Securities and Exchange Commission.

Respectfully submitted by the members of the Audit Committee of the board of directors:

Paul R. Lundstrom *(Chair)*
Isaac H. Harris
Julia S. Johnson
S. Thad Trent

This report of the Audit Committee is required by the SEC and, in accordance with the SEC's rules, will not be deemed to be part of or incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933, as amended ("Securities Act"), or under the Securities Exchange Act of 1934, as amended ("Exchange Act"), except to the extent that we specifically incorporate this information by reference, and will not otherwise be deemed "soliciting material" or "filed" under either the Securities Act or the Exchange Act.

EXECUTIVE OFFICERS

The following table sets forth information regarding individuals who serve as our executive officers. The position titles refer to each executive officer's title at Lumentum as of October 6, 2026. Our executive officers are elected by our board of directors to hold office until their successors are elected and qualified. There are no family relationships among any of our directors or executive officers.

Name	Age	Position
Michael Hurlston	59	President and Chief Executive Officer
Wajid Ali	53	Executive Vice President, Chief Financial Officer
Jae Kim	55	Senior Vice President, General Counsel and Secretary
Vincent Retort[(1)]	72	Executive Vice President, Global Reliability & Quality
Wupen Yuen	57	President, Global Business Units

(1) Mr. Retort retired from the Company effective as of October 2, 2026.

For Mr. Hurlston's biography, see "Director Nominees."

Wajid Ali is Lumentum's executive vice president and chief financial officer. Mr. Ali manages and drives all aspects of Lumentum's finance organization. Mr. Ali joined Lumentum in February 2019. Before joining Lumentum, he was the senior vice president and chief financial officer at Synaptics, Inc., a leader in solutions for the Internet of Things (IoT) market, from May 2015 to February 2019. Before Synaptics, Mr. Ali was vice president and controller at Teledyne Technologies Inc., an instrumentation, software and engineered systems company. Prior to Teledyne, he served as chief financial officer at DALSA Corp., a semiconductor company that was acquired by Teledyne in 2011. Mr. Ali also held key financial management positions at Advanced Micro Devices, Inc. and ATI Technologies Inc., overseeing the finance functions for large business groups. Mr. Ali has served as a member of the board of directors of TTM Technologies, Inc., a printed circuit board manufacturer, since May 2024. Mr. Ali holds Bachelor of Arts and Master of Arts degrees in Economics from York University; a Master of Business Administration degree from the Schulich School of Business, York University; and CPA, CMA designations from the Chartered Professional Accountants of Ontario, Canada.

Jae Kim has served as Lumentum's senior vice president, general counsel and secretary since March 2024. Prior to joining Lumentum, Mr. Kim served at GlobalLogic Inc., a Hitachi Group Company providing software development services, as chief administrative and legal officer from June 2022 to March 2024 and as chief legal officer from February 2021 to June 2022. Before GlobalLogic, Mr. Kim was SVP and general counsel at Rambus, Inc., a provider of chips and silicon IP, from 2013 to February 2021. Earlier in his career, Mr. Kim held senior legal roles at Altran/Aricent and Electronics for Imaging, Inc. He also served as an attorney for Wilson Sonsini Goodrich & Rosati and United States Securities and Exchange Commission. Mr. Kim holds a Bachelor of Arts degree in Economics from Boston University and a Juris Doctor degree from the Washington College of Law at American University.

Vincent Retort was Lumentum's executive vice president, global reliability & quality, from February 2026 until his retirement in October 2026. Mr. Retort has been an instrumental leader running R&D, operations, the Transmission business unit, and the 3D sensing business unit at various times since Lumentum's spinoff from JDSU. He was previously our executive vice president, modules R&D and new product design and development from May 2025 to February 2026, president of cloud and networking product development and business operations from December 2024 to May 2025, president of industrial tech platform and chief business officer from September 2023 to December 2024, chief operations officer and executive vice president from February 2016 through September 2023, senior vice president, research and development from July 2015 through February 2016 and our general manager of the 3D Sensing business unit from December 2018 through April 2020. Prior to joining Lumentum in connection with Lumentum's separation from JDS Uniphase Corporation ("JDSU") in 2015, Mr. Retort was employed by JDSU. Mr. Retort joined JDSU in 2008 as vice president of research & development, communication and commercial optical products ("CCOP"), and became senior vice president of research & development of CCOP in 2011. From 2004 to 2008, Mr. Retort was vice president of product engineering, reliability and quality at NeoPhotonics Corporation, a designer and manufacturer of photonic integrated circuit-based modules and subsystems. From 2002 to 2004, Mr. Retort served as senior director of development engineering, magnetic recording performance at Seagate Technology Holdings plc, an international manufacturer and distributor of computer disk drives. From 2000 to 2002, Mr. Retort served as vice president of product engineering at Lightwave Microsystems Corporation, a communications equipment company. Mr. Retort holds a Master of Science degree in Biological Sciences from Stanford University and a Bachelor of Arts degree in Biology from West Virginia University.

Wupen Yuen is Lumentum's president, global business units, a position he has held since September 2025. Prior to this role, Mr. Yuen served as president of cloud and networking platform from October 2023 to September 2025, senior vice president and general manager for Lumentum's telecom transmission and datacom business units from December 2022 to October 2023 and August 2022 to December 2022, respectively. Mr. Yuen joined the Company through Lumentum's acquisition in August 2022 of NeoPhotonics, where he had been chief product officer since 2018, and senior vice president and general manager since 2014. From 2005 to 2014, Mr. Yuen held numerous leadership roles within NeoPhotonics, including senior vice president of product and technology development, vice president of product development and engineering, and director of business development. From 2002 to 2004, Mr. Yuen served as chief technology officer of Bandwidth9, Inc., a telecommunications tunable laser company. Mr. Yuen holds a PhD and a Master's degree in Electrical Engineering from Stanford University, and a Bachelor of Science degree in Electrical Engineering from National Taiwan University. He has completed various executive education programs at Harvard Business School and the University of Chicago's Booth School of Business in innovation, general management, finance, and leadership.

COMPENSATION DISCUSSION AND ANALYSIS

This discussion of our executive compensation program is designed to provide our stockholders with an understanding of the compensation for our CEO, CFO, and other executive officers (our "Named Executive Officers" or "NEOs") for fiscal year 2026. Our NEOs in fiscal year 2026 were:

Executive officers at the end of fiscal year 2026:

- Michael Hurlston, our president and chief executive officer;
- Wajid Ali, our executive vice president and chief financial officer;
- Jae Kim, our senior vice president, general counsel, and secretary;
- Vincent Retort, our executive vice president, global reliability & quality; and
- Wupen Yuen, our president, global business units.

This CD&A addresses our approach to executive compensation, describing our various compensation programs and how compensation decisions are made to support our compensation philosophy, including discussion in the context of our fiscal year 2026 performance. It includes a description of and outcomes from our stockholder engagement process.

Executive Summary

Fiscal year 2026 was a year of significant growth and expansion for Lumentum, building on transformations initiated during the prior fiscal year. Our new CEO, Michael Hurlston, completed his first full fiscal year with the Company, successfully executing growth strategies and driving expansion in the AI and datacenter markets across AI/ML, cloud computing, and bandwidth-intensive applications. During the past year and a half, Mr. Hurlston and the Board have managed a smooth and collaborative transition of the Company's leadership and strategy, supporting existing customers alongside new customer acquisition activity while delivering strong business results.

Lumentum rapidly evolved during fiscal year 2026 as a key enabler of next-generation datacenter infrastructure, pursuing growth opportunities across laser component, scale-out, scale-across, scale-up and optical circuit switch applications, among others, and significantly ramping the Company's operations to address the rapid growth in demand. We reorganized to manage the business as a single, integrated enterprise, with a unified management team overseeing operations across the entire Company. While our executive officers that influence the decision-making of the Company remained unchanged, the Company continued to recruit new executive talent, expanding our leadership team of the CEO's direct reports from nine to twelve.

As a result of this fiscal year's transformation-driven growth, Lumentum today is a fundamentally different company than we were in previous fiscal years. During fiscal year 2026, Lumentum joined the S&P 500 and the Nasdaq 100. Our market capitalization increased from $6.6 billion to $63.6 billion. Net revenue grew by 83%, from $1.6 billion to $3.0 billion. Non-GAAP earnings per share (EPS) grew by 321%, from $2.06 per share to $8.67 per share. Lumentum's revenue per employee grew from $155,748 to $219,088. Across fiscal year 2026, we delivered exceptional total shareholder return.

Heading into fiscal year 2026, the Compensation Committee redesigned the Company's executive compensation programs to reflect our transformation and growth strategy in line with our increased ambition. The Compensation Committee worked closely with our CEO to update Lumentum's executive compensation programs to reflect Mr. Hurlston's strategic vision and to align executive incentives more directly with revised strategic priorities, with measurable financial and operational performance targets and with the Company's potential performance trajectory, all while remaining laser-focused on driving stockholder value. We have continued to refine these programs as Lumentum's growth trajectory continued to increase over the course of the year.

As the Company's improving business performance has reinforced our confidence in the Company's long-term ambition and growth potential, the Compensation Committee remains focused on aligning our executive compensation programs with long-term stockholder interests while attracting, motivating and retaining a first-class executive team. We continue to seek stockholder feedback and use it to inform changes to our compensation programs as our business priorities evolve.

At the highest level, here are key takeaways from this CD&A:

- The outcomes from our compensation programs reflected that the Company produced strong financial results and stock performance in fiscal year 2026, including a 762% one-year total shareholder return ("TSR"), resulting both from the Company's solid operational execution and from the broader re-rating of companies positioned at the center of the AI infrastructure buildout
- We continued the evolution of our executive compensation programs for fiscal year 2026 to underscore the Company's strategic priorities and support our long-term growth goals and increased ambition, including:
  - A narrowed and enhanced focus on objectively measurable financial, operational and relative performance goals

- Elimination of strategic progress objectives from the fiscal year 2026 compensation programs
- Adoption of a 1-year performance period for the 50% of our PSUs based on EPS, while retaining 3-year cliff vesting, allowing the Compensation Committee to set more aggressive and rigorous targets that fully reflect the market opportunity, while at the same time retaining flexibility as Lumentum navigates rapidly evolving markets

- We emphasized performance-based compensation by increasing the performance-share orientation in our CEO equity mix from 50% PSUs / 50% RSUs to 66% PSUs / 34% RSUs
- Our revenue exceeded the 300% achievement level for our fiscal years 2024 – 2026 Long-Term Incentive Plan Performance Stock Units (PSUs), resulting in the maximum payout capped at 200% of target
- Our fiscal year 2026 Annual Incentive Plan (AIP) for executive officers was paid at 186.3% of target, representing performance at all levels of the Company, including corporate, product category operational performance and manufacturing performance metrics, and for the first time since fiscal year 2022, our AIP was paid entirely in cash to align payouts directly with annual results
- We received support from 88.3% of votes cast by our stockholders on our Say on Pay advisory vote in November 2025 and, in engagements since our last annual meeting, stockholders have continued to voice support for our approach to executive compensation

Fiscal Year 2026 Business Performance

Lumentum's ongoing strategic shift towards AI and datacenter products generated continued financial momentum in fiscal year 2026. The associated surge in customer demand produced both strong financial results and stock performance. The continued growth in the cloud and AI-driven infrastructure space not only supported strong performance in fiscal year 2026 but we expect will continue to be a key driver of long-term value creation.

	FY 2021	FY 2025	FY 2026	1-Year Change FY25 - FY26	5-Year Change FY21 - FY26
	($ in millions, except per share data)				
Net Revenue	$1,742.8	$1,645.0	$3,014.0	83.2%	72.9%
GAAP Earnings (Loss) per Share	$5.07	$0.37	($92.96)	($93.33)	$(98.03)
Adjusted Earnings per Share(1)		$2.06	$8.67	$6.61	
GAAP Gross Margin	44.9%	28.0%	41.7%	1,370bps	(320)bps
Adjusted Gross Margin(1)		34.7%	46.0%	1,130bps	
GAAP Operating Margin	30.2%	(10.9)%	17.4%	2,830bps	(1,280)bps
Adjusted Operating Margin(1)		9.7%	29.8%	2,010bps	

(1) During the first quarter of fiscal year 2025, we refined our methodology for reporting non-GAAP financial measures. We have omitted the fiscal year 2021 and 5-Year Change information for our non-GAAP financial measures because of the different methodologies.

Adjusted Earnings per Share, Adjusted Gross Margin and Adjusted Operating Margin are non-GAAP measures that Lumentum discloses to provide additional information about our operating results. Please see Appendix A for a reconciliation of Adjusted Earnings per Share, Adjusted Gross Margin and Adjusted Operating Margin to their nearest GAAP equivalents.

As discussed in the 2025 proxy statement, over the last five years we were considerably impacted by challenges posed to our industry and the markets we serve. As we saw in fiscal years 2025 and 2026, however, our sustained progress in executing our strategy to grow our datacenter business and broaden our customer base has demonstrated positive returns. Our continued investment in new and substantial datacenter and component opportunities, and our ability to build on our success in the networking and industrial markets, have all helped drive positive financial momentum. Our focus on the continued execution of this strategy gives us confidence in our growth prospects for fiscal year 2027 and beyond.

Considering these near-term trends and our perspective on growth opportunities, we continue to realign our areas of strategic focus to successfully position Lumentum to achieve our short-term and long-term operating targets and goals. We have embedded certain key elements of our operating metrics into our executive compensation programs in fiscal year 2026 as more fully described later in this CD&A.

Fiscal Year 2026 Say-on-Pay Vote and Stockholder Engagement

Our ongoing stockholder engagement and outreach continue to inform our Board and help shape our compensation decisions. Stockholders have expressed appreciation of these efforts as reflected in 94.8% and 88.3% support from our stockholders on our Say on Pay advisory votes in November 2024 and 2025, respectively.

Our Board and Compensation Committee take engagement with stockholders very seriously, and we are encouraged by the strong support for our executive compensation programs that were described in our proxy statement for our 2025 Annual Meeting of Stockholders, many of which took effect in fiscal year 2026. **As described in the 2025 proxy statement, we made significant compensation program modifications for fiscal year 2026 in response to stockholder feedback.** The entire executive compensation program was reviewed in detail, resulting in:

- Changes to our compensation peer group
- Changes to our Annual Incentive Plan (AIP)
- Changes to our performance-based Long-Term Incentive Plan (LTIP)

Details on Stockholder Outreach Efforts

We believe there is great value in regularly engaging with our stockholders to understand their priorities and seek their feedback on key issues, including executive compensation and governance matters. In our normal course of business, our Board, including the Compensation Committee, reviews the feedback we gather from stockholders throughout the year.

In fiscal year 2025, we engaged extensively with stockholders in the months leading to our annual meeting to obtain stockholders' views on executive compensation, governance, and other matters. Our Compensation Committee chair engaged in fulsome discussion on topics primarily related to executive compensation and compensation disclosure.

In fiscal year 2026, we continued this engagement to discuss the strategy behind our CEO transition and the resulting compensation arrangements and to gather stockholder feedback, in addition to generally soliciting input on executive compensation, governance and other matters. We extended meeting invitations to many of our 30 largest stockholders, representing ownership of over 86% of our outstanding shares, and held meetings with stockholders representing ownership of approximately 37% of our shares. Our Board highly values direct interaction with stockholders. As such, our Compensation Committee chair led all of the engagement meetings held during fiscal year 2026. He, along with other members of our Compensation Committee, shared directly with stockholders how the Board approached the CEO transition and related executive compensation decisions and solicited feedback that the Board should consider moving forward. Stockholders voiced appreciation for the Board's high engagement and thoughtfulness throughout the process. Our Board's engagement in our outreach program has continued into fiscal year 2027, with the independent Chair of our Board, Penny Herscher, leading meetings with investors.

Stockholder Engagement Cycle

Analyze and Prepare

Prior to the Annual Stockholder Meeting, our Board monitors and assesses:

- Prior voting results
- Investor sentiment
- Trends in executive compensation, governance, human capital management, sustainability, regulatory and other matters.

Our Board identifies and prioritizes potential topics for stockholder engagement.

Outreach and Engagement

Members of our Board and executive management regularly meet with stockholders and actively solicit input on a range of issues.

A regular 2-way dialogue is maintained where the Board gains deeper understanding of stockholder concerns, and stockholders are provided insight into the Company's processes relating to key governance matters, including executive compensation.

During 2025 and 2026, the Board and executive management met with a significant percentage of our stockholders.

Response and Action

The Board and executive management respond to stockholder feedback with appropriate actions that balance stockholder interest and effective Company management.

As noted and described across various sections in this proxy statement, the Company significantly enhanced the Compensation Discussion and Analysis and implemented changes to the executive compensation programs for fiscal years 2025 and 2026.

Continuous Assessment

Regular stockholder engagement and feedback inform the Board's ongoing process of continually enhancing the Company's governance and other processes.

The Board continuously evaluates the stockholder feedback for consistent themes, areas of concern and potential improvement.

Actions Taken in Response to Stockholder Feedback

A common theme of feedback that emerged across our stockholder engagement efforts has been a desire for performance measures that increase alignment between stockholder value creation and compensation program outcomes. We therefore reviewed programs for potential improvements with respect to executive compensation, including our annual incentive plan (AIP) and long-term incentive plan (LTIP) structures, compensation peer group, and compensation quantum decisions. These changes were first described in our proxy statement for our 2024 Annual Meeting of Stockholders and have continued through our fiscal year 2026 executive compensation program.

The table below outlines stockholder feedback received with respect to executive compensation programs, and responsive actions taken for fiscal year 2026:

GOAL: Increase Alignment of Stockholder Value Creation and Compensation Outcomes

Actions Taken with Respect to Fiscal Year 2026 Compensation

Concerns about overlap between short-term and long-term programs

- We switched from total revenue to an EPS metric in our fiscal year 2026 LTIP PSU design
- We added objectively measurable product category operational performance metrics and manufacturing performance metrics to our fiscal year 2026 AIP design
- We revised our fiscal year 2026 AIP to pay bonuses entirely in cash rather than a combination of cash and PSUs to align payouts directly with annual financial results

Desire for relative performance vs. peers to factor directly into compensation

- As reported in our 2024 proxy statement, we initially added relative total stockholder return (rTSR) as a metric (25%) in our LTIP PSU design to align pay with stockholder return and reward better performance compared to our market competitors; in August 2025, in connection with our elimination of strategic progress objectives, we increased the rTSR metric percentage of our 2025 LTIP awards to 33%
- For fiscal year 2026, we increased the rTSR metric weighting again to 50% of our fiscal years 2026 – 2028 PSUs

Desire for increased alignment between stockholder value creation and compensation program outcomes

- We added rTSR as a metric in our LTIP PSU design in fiscal year 2025 and increased it to a 50% weighting in fiscal year 2026
- We switched from revenue to an EPS metric in our fiscal year 2026 LTIP PSU design to reinforce the Company's focus on ramping our manufacturing, supply chain and operations efficiently and cost-effectively to capture market opportunities as well as long-term revenue growth and the bottom-line results that benefit stockholders
- We increased the performance-share orientation for our CEO equity mix to 66% PSUs / 34% RSUs

Concern that non-financial objectives may not be sufficiently rigorous

- We eliminated strategic progress objectives completely from our fiscal year 2026 AIP and LTIP, focusing on financial and other measurable performance objectives as well as rTSR

Based on this feedback, the Compensation Committee approved several design changes for the fiscal years 2026 – 2028 PSU awards granted in August 2025.

Fiscal Years 2026 – 2028 PSU Changes

1. Increased weighting of relative Total Stockholder Return metric
2. Change in performance metric from total revenue to EPS

Fiscal Year 2025 PSU Design


3-Year Relative
TSR 33%
Fiscal Year 2027 Total
Revenue 67%

Fiscal Year 2026 PSU Design


3-Year Relative
TSR 50%
Fiscal Year 2026
Adjusted EPS
50%

We continue to value and seek feedback from stockholders on all elements of our business and take this feedback seriously, as demonstrated by the changes outlined above for fiscal year 2026. The Compensation Committee will continue to engage with and consider feedback from stockholders to ensure that the executive compensation program remains effective and aligned with stockholder interests and the go-forward priorities of the business.

Executive Compensation Approach

Philosophy

Our executive compensation program is guided by our overarching philosophy of paying for demonstrable performance. We believe that:

- Total compensation should **attract, motivate, and retain** the talent necessary to achieve our business objectives to increase long-term value and drive stockholder returns.
- Superior executive talent should be motivated and retained through a **strong pay for performance** compensation system that provides the opportunity to earn above-average compensation in return for achieving above-average business and financial success.
- Where appropriate, executives and employees should participate in **shared compensation programs** to support consistent priorities and align **execution** throughout the organization.
- Our compensation practices should continue to evolve to align compensation with **recognized best practices**.
- Good compensation program design enables **enhanced disclosure** to stockholders following completion of the performance period so stockholders can **clearly see the link between performance and pay**.
- Discretion should be eliminated from our executive compensation programs where possible. Where an element of subjectivity can work to increase the linkage between company performance and executive pay and discretion is applied, **application of that discretion should be unambiguously communicated to stockholders**.

Building on this foundation, our executive compensation program is designed to drive the achievement of Lumentum's key long-term strategic and business goals:

1. **Maximize business and financial performance** and deliver long-term value for our customers, employees, and stockholders;
2. **Be indispensable to our customers** by designing and manufacturing innovative and market-leading optical and photonic products that enable advanced optical networking, laser, and datacenter technologies and applications; and
3. **Align investors, executives, and employees** through an agile, accountable, and financial-performance-driven compensation program that is underpinned by strong pay-for-performance practices.

There are direct links between these three goals and the structure and detail of our executive compensation program.

Strong Compensation Governance

The Compensation Committee regularly considers good governance practices and changes in governance practices in executive compensation and corporate governance when overseeing our executive compensation program and evaluates these practices against our business and compensation needs, legal and regulatory developments, and corporate governance changes. The following good governance practices are incorporated into our executive compensation program:

What We Do

- **Pay for performance:** When compensation was set for fiscal year 2026, approximately 94% of our current CEO's and 89% of our non-CEO NEOs' fiscal year 2026 total target direct compensation was subject to achievement of our financial and other objectively measurable performance goals or otherwise aligned directly with stockholder return.
- **Emphasize long-term equity compensation:** We use equity awards to deliver long-term incentive compensation opportunities to our executive officers. These equity awards vest or may be earned over multi-year periods, which better serves our long-term value creation goals and retention objectives.
- **Differentiation between short-term and long-term objectives:** In fiscal year 2026, we increased the differentiation between performance objectives for our short-term and long-term incentive programs.
- **Stock ownership requirements:** We maintain Stock Ownership Guidelines for our CEO, NEOs and outside directors.
- **Robust clawback provisions:** We maintain a Clawback Policy that provides for the recapture of performance-based awards in the event of a financial restatement.
- **Double trigger change of control vesting in equity awards:** In connection with a change in control, we only have "double trigger" acceleration.
- **Compensation Committee Independence:** We maintain a compensation committee comprised solely of independent directors.
- **Independent Compensation Committee Advisors:** The Compensation Committee engages and retains its own independent advisors and reviews their independence annually.
- **Risk Mitigation:** We conduct an annual risk review of our compensation programs.
- **Succession Planning:** Our Board reviews on an annual basis our succession strategies and leadership development plans for our most critical positions.

What We Don't Do

- **Executive perquisites:** We generally do not provide perquisites to our executive officers. The executive officers participate in our health and welfare benefit programs on the same basis as all of our other full-time employees in similar geographies.
- **Change in control tax gross-ups:** We do not provide tax gross-ups on change in control-related parachute payments or otherwise make gross-up payments to our executives.
- **Hedging or pledging:** Under our insider trading policies, executive officers are prohibited from hedging and pledging Lumentum securities.
- **Resetting of financial targets:** Outside of extraordinary circumstances, we do not reset financial goals used to determine performance-based awards payouts for executive officers once established at the beginning of the performance period.
- **Repricing:** We do not reprice stock option awards.

Compensation Decision Processes

Overview

Our Board has delegated to the Compensation Committee the responsibility for administering and determining the parameters of our executive compensation program. The Compensation Committee is composed entirely of individuals who are independent directors under the independence standards of the SEC and Nasdaq. Our compensation-setting process for our executive officers includes the following (with tracking of projected incentive plan results throughout the entire cycle):

AUGUST

Approve go-forward actions

- Review year-end financial and operating performance
- Approve incentive payouts for the Executive Officers and CEO based on performance metric achievement
- Establish compensation levels for Executive Officers and CEO for the new fiscal year
- Ensure outcomes reflect alignment between pay and performance

SEPTEMBER - FEBRUARY

Set up process for the next year

- Confirm process for evaluating compensation levels and performance alignment
- Evaluate and update peer group as needed
- Review and update pay philosophy as needed
- Evaluate stockholder feedback on compensation programs
- Review overall plan design

JANUARY - JUNE

Evaluate market data and establish program structure

- Evaluate overall competitiveness of compensation programs and review market data
- Establish program structure for the next year (metrics, design, alignment with business priorities)

MAY - JULY

Evaluate performance and go-forward goals

- Review year-end financial and operating performance
- Evaluate go-forward operational and financial goals and establish alignment with plan design, in coordination with the full Board's annual long-term planning process
- Vet and evaluate incentive plan metrics and targets with management team

During the June through August time frame, our CEO and Chief Human Resources Officer provide the Compensation Committee with performance reviews and compensation recommendations for our NEOs (other than our CEO), taking into account input from Semler Brossy (the Compensation Committee's independent compensation consultant) and referencing benchmarking and other materials and data prepared by Semler Brossy for the Compensation Committee to assist in the analysis and decision-making process.

In August during this cycle, the Compensation Committee approves all compensation for our NEOs (other than our CEO). The Compensation Committee reviews and recommends our CEO's compensation to the Board, which makes the final decisions regarding our CEO's compensation.

No member of the management team is present for the discussion or approval of his or her individual compensation, and our Compensation Committee meets in executive session with Semler Brossy with no members of management present as part of its process in considering the data and recommendations.

Inputs into the Decision-Making Process

- **Committee Meetings** - the Compensation Committee meets at least quarterly, and more often as needed, including several additional scheduled meetings around the beginning of each fiscal year to finalize executive compensation program design and determine executive compensation
- **Independent Compensation Advisor** - the Compensation Committee seeks and receives input from Semler Brossy, a national compensation consulting firm, as its independent compensation advisor
- **Peer and Market Data** - the Compensation Committee reviews data provided by Semler Brossy on our peer companies, including both market and talent competitors, as well as market survey data
- **Management Input** - the Compensation Committee seeks and receives input from our management team, as described above with respect to incentive plan metrics and targets
- **Board Input** - the Compensation Committee seeks and receives input from the Board at appropriate key decision points, including with reference to our annual and long-term operating plans
- **Stockholder Feedback** - the Compensation Committee seeks and considers stockholder feedback on say-on-pay and related compensation topics

Assessments / Outcomes from the Decision-Making Process

- **Performance Metrics** - the Compensation Committee establishes performance metrics for annual incentive awards and performance-based equity awards to support our strategic priorities and with reference to our compensation philosophy
- **Assessment of Performance** - the Compensation Committee assesses overall company performance to established performance metrics
- **Payouts** - the Compensation Committee reviews the results of performance against incentive plan metrics and determines the amounts of any resulting payouts
- **Assessment of Pay versus Performance** - the Compensation Committee regularly reviews achievement forecasts for all active compensation programs, tracks compensation program performance over time, and analyzes pay-versus-performance outcomes for both Lumentum and its peers

Peer Group

The Compensation Committee, with input from Semler Brossy, annually reviews the compensation practices of a peer group of similar companies. The Compensation Committee carefully considers and selects an appropriate group of companies to use for executive compensation review and analysis purposes to provide data that assists it in making decisions on Lumentum's executive compensation program.

In addition to the peer group, the Compensation Committee also reviews market data from the US Radford Survey for information technology companies with comparable revenue size to assess the competitiveness of our executive compensation programs.

The Compensation Committee considers multiple factors in selecting appropriate peer companies:

- **Market competitors:** similar companies from the perspectives of market, scale, and business model
- **Talent competitors:** potential sources and destinations for potential executive talent in the key geographies in which our executives work

The Compensation Committee reviews market and talent competitors for potential inclusion in our peer group primarily based on revenue and market capitalization.

The Compensation Committee, with the input of Semler Brossy, undertook a substantial rebalancing of the peer group for fiscal year 2025 to ensure that Lumentum's pay and performance outcomes were aligned versus the appropriate market peer group on a relative basis and approved significant changes to the fiscal year 2025 peer group to reflect our go-forward strategy and to reset the baseline of the peer group to better fit our then-current revenue and market capitalization. In February 2024, when setting criteria for the fiscal year 2025 peer group, the Compensation Committee stated two primary objectives for consideration of Lumentum's initial positioning against a revised peer group:

Revenue	Market Capitalization
45-55th Percentile	40-50th Percentile

In February 2025, when the Compensation Committee reviewed and set the peer group for fiscal year 2026, the Company's fiscal year 2025 revenue was expected to remain relatively flat, maintaining near median positioning against the fiscal year 2025 peer group. As a result, the Compensation Committee believed that the fiscal year 2025 peer group would remain reasonably representative of appropriately sized companies in the markets in which we compete for customers and for talent for fiscal year 2026. Moreover, while the Compensation Committee makes changes in the peer group from time to time, the Compensation Committee has endeavored to maintain year-over-year consistency when possible. As a result, based on recommendations from Semler Brossy, the Compensation Committee elected not to change the peer group for fiscal year 2026.

Fiscal Year 2026 Peer Group

Characteristics of Peer Group

Companies similar in revenue, size, and business operations to Lumentum *as of February 2025*

Primary Uses

We reference peer group compensation practices when assessing and approving executive compensation in the following areas:

- Performance and pay relationship
- Executive compensation levels
- Realized pay for the CEO
- Annual and long-term incentive plan design
- Independent director compensation
- Equity plan and share usage
- Change in control and severance
- Benefits and perquisites

Peer Group Financial Positioning

Financial positioning relative to peers at time of selection

as of February 2025


0P
50P
100P
Revenue
54P
56P
Market Cap
42P
70P
Position vs Fiscal Year 2025 Peer Group
Position vs Fiscal Year 2026 Peer Group

Note: Revenue is on a trailing 12-month basis.
Market capitalization is a 60-day average ending February 1.

Fiscal Year 2025 and Fiscal Year 2026 Peer Group

ADTRAN	MaxLinear
Advanced Energy	MKS Instruments
Calix	OSI Systems
Ciena	Semtech
Cirrus	Skyworks Solutions
Coherent	Synaptics
Diodes	Universal Display
Entegris	Viasat
Extreme Networks	Viavi Solutions
IPG Photonics	Wolfspeed

Based on the Company's substantially higher revenue in fiscal year 2026, along with substantially higher growth rates and market capitalization, shareholders should expect that the peer group for fiscal year 2027 has been reset significantly.

Other Inputs to Compensation Decisions

The Compensation Committee also considers input from our management team, Company performance, individual performance and experience, and each NEO's role and/or retention and incentive objectives when making its compensation decisions.

Fiscal Year 2026 Executive Compensation Program Elements

The Compensation Committee worked closely with Mr. Hurlston to consider incentive program changes for fiscal year 2026 to best support our near-term and long-term strategic and operational objectives, offer performance-based metrics in line with peers and reflect our learnings about Lumentum's compensation program over recent years. As a result, the following elements and changes were approved for our fiscal year 2026 executive compensation programs. We believe that these changes align with Lumentum's strategic vision and executional priorities and provide a strong foundation for robust goal setting, while also supporting Mr. Hurlston's strategy to drive increased executive team accountability for delivering financial results:

The following program was developed to respond to stockholder feedback and transformational business goals, as described above.

Element	Description and Purpose	Commentary
Base Salary	Base salary levels take into consideration position, qualifications, experience, prior salary level, market data, and the base salaries of our other executive officers	• No changes were made to base salaries in fiscal year 2026 for continuing NEOs
Annual Incentive	Incentive based on achievement of near-term financial and operational objectives Aligns executives with stockholders by promoting success on revenue, operating income, and operational goals	• Individual target incentive opportunities in fiscal year 2026 were changed for only one of our continuing NEOs (See "Fiscal Year 2026 Executive Compensation Program Elements – Fiscal Year 2026 Annual Incentive Plan – AIP Target Incentive Opportunities" below) • Changed the annual incentive plan metrics to incorporate corporate financial metrics (revenue, gross margin and operating income), product category operational performance metrics, and manufacturing performance metrics, incentivizing accountability by our NEOs across all aspects of the organization and aligning executive incentives with the incentives of each of our employee categories • Eliminated the payment of annual incentive compensation in PSUs; earned awards for fiscal year 2026 were paid entirely in cash to align payouts directly with annual financial results
Long-Term Incentive Plan RSUs	Time-vested RSUs are awarded to promote alignment with stockholders over time	• No changes were made to individual LTIP opportunity levels in fiscal year 2026 for continuing NEOs. • 34% of annual LTIP equity awards were made in RSUs for our CEO and 50% of annual LTIP equity awards were made in RSUs for our other NEOs • Awards vest over 3 years - 1/3 on the first anniversary of grant and quarterly thereafter for two additional years
Long-Term Incentive Plan PSUs	Performance stock units are intended to reward our NEOs for long-term performance through aggressive financial and relative total stockholder return objectives that we believe will create long-term stockholder value	• 66% of annual LTIP awards were made in PSUs for our CEO and 50% of annual LTIP equity awards were made in PSUs for our other NEOs • For our fiscal year 2026 PSUs, based on stockholder feedback and evolving corporate priorities, we changed the performance metric from revenue to EPS, and we changed the weighting from 67% on revenue and 33% on rTSR to 50% for each of EPS and rTSR • Given the rapid evolution occurring in our industry and markets, we set 1-year EPS performance goals with 3-year cliff vesting, allowing us to set more aggressive and rigorous targets than could be projected over a longer performance period while ensuring focus on retention • We continue to set rTSR goals as 3-year performance goals

Mix of Pay Elements

A significant portion of our CEO and NEO compensation is variable and based on multi-year performance.

CEO

93% of pay is variable with performance

83% of pay is based on multi-year performance, including stock price performance


CEO - Hurlston
55%
28%
10%
7%
Non-CEO NEO Average
39%
39%
11%
11%
Salary
Target Bonus
RSU
PSU

Average Non-CEO NEO

89% of pay is variable with performance

78% of pay is based on multi-year performance, including stock price performance

Performance Metrics and Target Setting

The Compensation Committee reviews and selects the performance metrics used in Lumentum's compensation programs for both the Annual Incentive Plan and the Long-Term Incentive Plan with the following key principles in mind:

- *Value creation.* The Compensation Committee selects metrics that map most directly to Lumentum's three long-term strategic and business goals and which, when targets are met and/or exceeded, should result in significant stockholder value creation.
- *Controllability.* The Compensation Committee historically has found that input metrics are more effective motivators than output metrics because program participants can take actions to directly influence input metrics. Consequently, where appropriate, the committee selects metrics that are more directly controllable through management and/or the employee population performance.
- *Sustainable financial results.* The Compensation Committee understands that as Lumentum delivers quarterly and annual results, we are also always building for the future. As a result, the committee gives priority to metrics that underpin the delivery of sustainable financial results for our long-term stockholders and stakeholders.

Our AIP program has a one-year performance period, while our LTIP program for fiscal year 2026 incorporates both one-year financial performance and three-year stock performance periods. Some metrics are more appropriate to a shorter measurement window, others to a longer window. Lumentum's AIP is a Company-wide program, used to focus and incentivize performance across our entire employee base, from the factory floor to the executive team. Our performance-based LTIP is a program designed specifically for our officer level employees. Some metrics are more relevant to a broad employee population; others are more appropriate and controllable by particular groups within the organization or by the executive population. The Compensation Committee considers all these factors in deciding which metrics to use in which program.

The following performance metrics were selected for use in Lumentum's fiscal year 2026 AIP and fiscal year 2026 LTIP programs:

AIP Metrics

Metric	Relation to Our Strategy
Organic Revenue 25% of fiscal year 2026 AIP	The Compensation Committee believes that our ability to generate Organic Revenue directly reflects our ability to create and sell innovative products, our ability to sustain strong customer relationships and maintain customer relevance, and in most cases, the most effective path to increased return on investment. Increasing organic revenue over time is a significant driver of stockholder value. These business results are directly within the purview of a wide range of employees throughout our organization, including our executives.
Adjusted Organic Gross Margin 25% of fiscal year 2026 AIP	The Compensation Committee believes that Adjusted Organic Gross Margin (adjusted in the same manner as reporting in our earnings releases, and discounting contributions from mid-year acquisitions) reflects our ability, and provides an incentive, to produce our products profitably, driving efficiency and cost optimization in our supply chain and manufacturing operations.
Adjusted Organic Operating Income 25% of fiscal year 2026 AIP	The Compensation Committee believes that Adjusted Organic Operating Income (adjusted in the same manner as reporting in our earnings releases, and discounting contributions from mid-year acquisitions) is the most appropriate profitability measure through which to incent our employees and that using the non-GAAP adjusted measure is appropriate because it permits consistent period to period comparison. Profitability is a key metric because increasing profitability directly drives stockholder value creation. Rewarding profitable performance motivates an ongoing focus on ensuring we are using our financial resources wisely and effectively.

LTIP Metrics

Metric	Relation to Our Strategy
Adjusted Organic Earnings Per Share FY 2026 50% of fiscal year 2026 LTIP PSUs	Lumentum's strategy to drive expansion in the AI and datacenter markets across AI/ML, cloud computing, and bandwidth-intensive applications aims to stimulate both revenue growth and gross margin expansion. The Compensation Committee believes that long-term revenue growth is essential to sustained stockholder value creation, with larger revenue bases tending to lead to efficiencies, gross margin improvement and an accompanying ability to deploy financial resources to R&D and other growth drivers. At the same time, the Compensation Committee believes that equal attention needs to be focused on ramping our manufacturing, supply chain and operations efficiently and cost-effectively, particularly given the market opportunities presented by Lumentum's strategy. Achievement of organic EPS reflects this balance in a single long-term metric, capturing the impact of revenue and margin as well as the operations necessary to capture the revenue opportunities and reflecting bottom-line return and value for stockholders. The 1-year performance period with extended 3-year vesting allows us to set aggressive and rigorous goals in a rapidly evolving industry.
3-Year Relative Total Stockholder Return FY 2026-28 50% of fiscal year 2026 LTIP PSUs	In the dynamic markets in which Lumentum competes, the Compensation Committee believes that a relative metric can effectively distinguish Lumentum's performance from overall sector performance, both in up cycles and down cycles. For fiscal year 2026, the Compensation Committee has chosen as a relative metric the relative total stockholder return performance of Lumentum common stock against the S&P Telecom Select Industry Index.

AIP Metrics

Metric	Relation to Our Strategy
Product Category Operational Performance Metrics 12.5% of fiscal year 2026 AIP	The Compensation Committee believes that incorporating operational performance metrics for our key product categories, including revenue and cost-related metrics, increases accountability for business results in each of those product categories and enhances the accountability of our NEOs across the entire organization
Manufacturing Performance Metrics 12.5% of fiscal year 2026 AIP	The Compensation Committee believes that it is important to incorporate Company-wide manufacturing performance metrics, including decreasing net spend/absorption variance, reducing scrap and product cost improvement, to reinforce criticality of execution and contribution to profitability

LTIP Metrics

Metric	Relation to Our Strategy

The Compensation Committee recognizes the importance of establishing both realistic and rigorous goals that continue to motivate and retain executives. As such, the committee approves the range of goals for payout at various levels for each selected metric after thorough review, analysis and discussion with the committee's compensation consultants and executive management. In this process the Compensation Committee considers:

- Our annual operating plan, as well as forecasts and multi-year plans
- Risks and opportunities summaries as inputs for appropriate goal selection for each metric
- Competitive and market share analyses

Fiscal Year 2026 Base Salary

BASE SALARY

Objective/Purpose: To attract and retain highly qualified executive talent

Generally, we establish the initial base salaries of our executive officers through arm's-length negotiation at the time of hire considering his or her position, qualifications, experience, prior salary level, market data, and the base salaries of our other executive officers. Thereafter, the Compensation Committee reviews the base salary of each NEO annually considering base salary information for similar positions at companies in our compensation peer group and the survey data, along with input from our management team as described above.

In fiscal year 2026, we made no changes to base salary for our continuing NEOs.

	Base Salary for FY 2025 ($)	Base Salary for FY 2026 ($)	% Change in Base Salary
Michael Hurlston	900,000	900,000	0.0%
Wajid Ali	556,000	556,000	0.0%
Jae Kim	450,000	450,000	0.0%
Vincent Retort	556,000	556,000	0.0%
Wupen Yuen	504,000	504,000	0.0%

Fiscal Year 2026 Annual Incentive Plan

ANNUAL INCENTIVES

Objective/Purpose: To incent our NEOs to deliver superior financial performance and create stockholder value over a one-year period

We maintain an annual incentive plan ("AIP") that is intended to incent both our NEOs and our broader employee population to deliver superior financial performance and create stockholder value over a one-year period. Our AIP is an example of a compensation program shared between executives and other employees and in fiscal year 2026, approximately 94% of Lumentum employees around the world participated in our AIP and approximately 6% participated in a sales incentive plan.

AIP Structure

As discussed above under the heading "Performance Metrics and Target Setting," the Compensation Committee approved organic revenue, adjusted organic gross margin and adjusted organic operating income as the primary performance measures under the AIP for determining incentive amounts for our NEOs in fiscal year 2026. When setting these goals, we considered scenarios with and without the impact of potential acquisitions to understand how our organic goals related to overall goals for the year.

For fiscal year 2026, the bonus pool under the AIP for our NEOs was measured:

- 25% based on organic revenue for fiscal year 2026,
- 25% based on adjusted organic gross margin for fiscal year 2026,
- 25% based on adjusted organic operating income for fiscal year 2026,
- 12.5% based on objectively measurable key product category operational performance metrics for fiscal year 2026, and
- 12.5% based on objectively measurable manufacturing performance metrics, including decrease in net spend/absorption variance, reduction in scrap as a percentage of finished goods output and product cost improvement.

We eliminated the subjective strategic or quality modifier component for the Compensation Committee to adjust AIP payouts from achievement of the performance objectives that existed in prior year AIPs. The maximum amount earnable under the AIP is 200% of target.


Organic Revenue 25%
Adjusted Organic Gross Margin 25%
Manufacturing Performance Metrics 12.5%
Product Category Operational Performance Metrics 12.5%
Adjusted Organic Operating Income 25%
Achievement for each component 0-200%
Potential Payout of 0-200%

AIP Corporate Financial Goals

We overachieved against the fiscal year 2026 AIP Corporate financial goals in large part due to strong momentum in revenue across most of our product categories, and especially in the AI/datacenter space, that exceeded what we regarded as challenging goals at the time they were set and a change in product mix that drove significant increases in gross margin and operating income compared to forecast.

Financial Goal	FY 2026 Actual ($)	Threshold ($)	Target ($)	Maximum ($)	Earned
		0% Payout	*100% Payout*	*200% Payout*	
Organic Revenue 25% weight	3,014M	1,966M	2,313M	2,776M	200%
Adjusted Organic Gross Margin 25% weight	46.0%	34.8%	37.8%	40.8%	200%
Adjusted Organic Operating Income 25% weight	897M	251M	411M	647M	200%

The bonus pool created under the AIP with respect to any performance measure is based on a linear interpolation between threshold performance (0% payout) and target performance (100%) and between target performance and maximum performance (200% payout).

AIP Product Category Operational Performance Metrics

For our employees that focus on particular product categories, our fiscal year 2026 AIP was based 50% on Corporate financial goals and 50% on their particular product category operational performance goals, including revenue and cost-related goals. For our NEOs, the product category operational performance goals roll up into consolidated product category operational performance goals, and our NEOs are measured against achievement of those consolidated operational performance goals. Our product category operational performance goals involve highly confidential, competitively sensitive information, including product-specific strategies that if disclosed could cause irreparable competitive harm by providing competitors with insight into our internal processes and business initiatives as well as business strategies. At the time those performance goals were set, the Compensation Committee deemed the target performance levels to be realistic “stretch” goals, with a maximum payout possible only in the event of superior performance. The product category operational performance achievement for fiscal year 2026 on various metrics ranged from 0% to 200%. On a consolidated basis across product categories and across metrics overall achievement was 200%, contributing heavily to the Company’s superior overall financial performance for fiscal year 2026.

AIP Manufacturing Performance Metrics

For our employees that focus on manufacturing, our fiscal year 2026 AIP was based 75% on Corporate financial metrics and 25% on manufacturing performance metrics, equally weighted between decreasing net spend/absorption variance, reducing scrap as a percentage of finished goods output, and improving product costs for selected products. Our manufacturing performance goals involve highly confidential, competitively sensitive information, including product-specific cost information and strategies that if disclosed could cause irreparable competitive harm by providing competitors with insight into our internal processes and business initiatives as well as business strategies. As with the product category operational performance metrics, at the time those performance goals were set the Compensation Committee deemed the target performance levels to be realistic “stretch” goals, with a maximum payout possible only in the event of superior performance. The manufacturing performance achievement for fiscal year 2026 on various metrics ranged from 0% to 200%, with an average achievement of 90.5%.

No Modifiers

In fiscal year 2026, we shifted our approach to adjustments to AIP payouts. In recent fiscal years, AIP awards included a strategic measure that modified the AIP payout based on specific operational objectives. For instance, in fiscal year 2025, our AIP included a modifier specifically related to certain product quality metrics established by the Compensation Committee and, taking these metrics into account, the Compensation Committee could use its discretion to adjust payouts by up to 20% in either direction. In fiscal year 2026, we eliminated the specific modifier for our AIP awards. As with all of our compensation programs, the Compensation Committee has ultimate discretion to adjust payouts if appropriate to ensure the annual incentive plan outcomes reflect our business results and performance, although the Committee has rarely exercised that power, and we have committed to disclosing when we do. No Committee discretion was applied to the measurable performance results for fiscal year 2026.

AIP Target Incentive Opportunities

We have designated an AIP target incentive opportunity for each of our executive officers as a percentage of the executive’s annual base salary. This target incentive opportunity for a given fiscal year is multiplied by the payout percentage for that year, as determined by our Compensation Committee, to determine the amount of AIP payment, if any, to the executive for that period.

Generally, we establish the initial AIP target incentive opportunities of our executive officers through arm’s-length negotiation at the time of hire, taking into account his or her position, qualifications, experience, prior salary level, market data, and the AIP target incentive opportunities of our other executive officers at similar levels. Thereafter, our Compensation Committee reviews the AIP target incentive opportunity of each NEO annually together with the NEO’s base salary informed by total target cash compensation information for similar positions and titles at companies in our compensation peer group and the survey data. We also consider the input from our management team, as described above.

In fiscal year 2026, we made no changes to AIP target incentive opportunities for our continuing NEOs, except for Wajid Ali, whose target incentive opportunity was increased to account for the expansion of his role to include broader operating responsibilities within the Company in addition to his role as CFO.

	AIP Target Incentive Opportunity for FY 2025 (as a percentage of base salary)	AIP Target Incentive Opportunity for FY 2026 (as a percentage of base salary)	% Increase
Michael Hurlston	130%	130%	0.0%
Wajid Ali	90%	100%	11.1%
Jae Kim	75%	75%	0.0%
Vincent Retort	100%	100%	0.0%
Wupen Yuen	100%	100%	0.0%

AIP Achievement

Following the end of fiscal year 2026, the Compensation Committee reviewed the achievement of the performance measures under the AIP and determined that (i) organic revenue performance was achieved at 130.3% of target, (ii) adjusted organic gross margin performance was achieved at 121.7% of target, and (iii) adjusted organic operating income performance was achieved above 200% of target. Based on the metric weighting, total fiscal year 2026 AIP payouts for our NEOs were at 186.3% of target opportunity as shown in the table below, paid 100% in cash.

Fiscal Year 2026 AIP Metric	FY 2026 Actual ($)	Payout (%)
Organic Revenue 25% weight	$3,014M	200.0%
Adjusted Organic Gross Margin 25% weight	46.0%	200.0%
Adjusted Organic Operating Income 25% weight	$897M	200.0%
Product Category Operational Performance Metrics 12.5% weight		200.0%
Manufacturing Performance Metrics 12.5% weight		90.5%
TOTAL		**186.3%**

See the section "Historical AIP and LTIP Achievement" below for an analysis of how this fiscal year 2026 AIP payout compares with prior years.

Fiscal Year 2026 Long-Term Incentive Plan

LONG-TERM INCENTIVES

Objective/Purpose: To promote long-term thinking and long-term value creation, drive achievement of multi-year strategic objectives, align our NEOs' interests with those of our stockholders, and reward sustained excellence in execution.

We use annual equity awards as the primary vehicle to deliver long-term incentive compensation opportunities to our NEOs. On limited occasions, the Compensation Committee may approve additional equity awards to address special situations as they may arise from time to time, such as in connection with new hires, promotions or to provide an additional retention incentive. Our long-term incentives are intended to align the interests of our NEOs with those of our stockholders. Equity awards are subject to time or performance vesting requirements to encourage retention and drive performance.

Fiscal Year 2026 Long-Term Incentive Structure

CEO


66% PSUs
34% RSUs

Other NEOs


50% PSUs
50% RSUs

- We increased the performance share orientation for our CEO equity mix in fiscal year 2026 to 66% performance stock units (PSUs) / 34% restricted stock units (RSUs)
- 50% of PSUs vesting at the end of three years based on the achievement of our EPS objectives for fiscal year 2026
- 50% of PSUs vesting at the end of three years based on the achievement of relative total stockholder return goals for the period from fiscal year 2026 to fiscal year 2028
- RSUs vesting over three years based on continued service

The Compensation Committee factored in market and peer practices as well as the Company's preference for emphasizing performance-based compensation in determining the mix between performance-based and time-based equity awards for fiscal year 2026.

In fiscal year 2026, 33% of our CEO's long-term incentive award was in the form of PSUs with a three-year performance period based on relative total stockholder return (rTSR), 33% of our CEO's long-term incentive award was in the form of PSUs with a one-year performance period and 3-year time-based cliff vesting, and the remaining 34% of our CEO's annual equity awards was in the form of time-based RSUs.

In fiscal year 2026, 25% of each of our other NEO's long-term incentive award was in the form of PSUs with a three-year performance period based on rTSR, 25% of each of our other NEO's long-term incentive award was in the form of PSUs with a one-year performance period and 3-year time-based cliff vesting, and the remaining 50% of each of our other NEO's annual equity awards were in the form of time-based RSUs.

Time-based RSUs granted to our NEOs in fiscal year 2026 vest 1/3 after one year and quarterly for the next two years thereafter subject to the NEO's continued service through each vesting date. The rationale for time-based RSUs is primarily retention with an alignment to stockholder interests based on equity valuation. The vesting schedule is consistent with common industry practice in the space in which we compete.

Fiscal year 2026 PSUs have performance periods that cover fiscal year 2026 for EPS and fiscal years 2026 – 2028 for rTSR. The Compensation Committee switched from a revenue goal to an EPS goal for the 2026 LTIP to balance in a single long-term metric the importance of revenue growth to sustained stockholder value creation with the attention that the Company needs to focus on ramping its manufacturing, supply chain and operations efficiently and cost-effectively to capture the Company's market opportunities as it drives expansion in the AI and datacenter markets. Given the rapidly evolving nature of the cloud and AI market, and the photonics industry in particular, as well as the desire to be able to set more aggressive and rigorous goals than could be projected over a longer performance period, the Compensation Committee paired a 1-year performance period with an aggregate of 3-year time-based vesting for the EPS PSUs, which also matches market practice for an EPS metric. At the same time, the Compensation Committee increased the percentage for 3-year rTSR PSUs from 33% to 50% of the PSUs. The Compensation Committee believes this approach balances the ability to set aggressive and rigorous goals for EPS (the one-year on-target EPS goal for fiscal year 2026 was set at more than double fiscal year 2025 EPS) with the inclusion of multi-year holding and multi-year performance requirements, resulting in an overall structure that maximizes linkage between the interests of our stockholders and our NEOs. The PSUs are designed to reward our NEOs for creation of long-term performance through aggressive financial and total stockholder return objectives that we believe will create long-term stockholder value.

Fiscal Year 2026 PSUs

The following table describes the rationale for the design of our fiscal year 2026 LTIP PSUs:

Metric and Weighting	FY 2026 Adjusted Organic EPS (50%)	3-Year relative Total Stockholder Return Objective (50%)
Metric Rationale	EPS reflects the importance of both revenue growth and ramping manufacturing, supply chain and operations to capture our revenue opportunities as well as the bottom-line return and value for stockholders.	Relative total stockholder return, or rTSR, measures the Total Stockholder Return of our common stock against the total stockholder return of the S&P Telecom Select Industry Index, and distinguishes Lumentum's performance from overall sector performance both in good times and down times.
Goal Setting	EPS goals and resulting achievement levels are set by the Compensation Committee after consideration of the Company's annual and long-term operating plans (once those plans have been reviewed and approved by the full Board) and prior year growth and are also evaluated relative to investor community expectations to ensure their appropriateness.	The Compensation Committee worked closely with Semler Brossy to identify rTSR objectives.
Upside / Downside	The total EPS component can be earned at up to 200% of target. The Compensation Committee established this higher earning potential to recognize the criticality of EPS growth to our financial success. If threshold EPS goals are not met, this portion is earned at 0% of target.	The rTSR objective component can be earned at up to 200% of target if a maximum level of +40% to the index is achieved, at 100% if a target level of 0% to the index is achieved, and at 50% if a threshold level of -40% to the index is achieved. If a threshold level of -40% below the index is not earned, this portion is earned at 0% of target. Performance between threshold and target, or target and maximum will result in vesting of a percentage of units based on linear interpolation between the two performance levels.
Aggregate PSU earning is capped at 200% of target.		

Fiscal Year 2026 Long-Term Incentive Award Target Opportunities

The size of annual equity awards for our NEOs is determined by the Compensation Committee, considering each executive's role, performance, and data from our compensation peer group and compensation surveys.

	Target Value of Equity Awards Granted ($)	Units Awarded[1]
Michael Hurlston	10,000,000	101,157
Wajid Ali	4,500,000	45,520
Jae Kim	2,300,000	23,266
Vincent Retort	3,000,000	30,347
Wupen Yuen	4,500,000	45,520

(1) *The number of actual units per grant award was determined using the volume-weighted average price for July 2025, which was $98.85573.*

Achievement and Vesting of Fiscal Year 2024 PSUs

In fiscal year 2024, each NEO's annual equity awards included PSUs with a three-year performance period, evaluated and potentially vesting after the end of fiscal year 2026. These grants were originally subject to attainment of goals relating to 3-year Total Revenue weighted 70% of the target opportunity, and goals relating to Strategic Progress Objectives measured over a three-year period, weighted 30% of the target opportunity. The performance period for these fiscal year 2024 PSUs runs from the beginning of our fiscal year 2024 to the end of our fiscal year 2026. Total maximum payout for these fiscal year 2024 PSUs (including both Total Revenue PSUs and Strategic Progress Objective PSUs) is capped at 200%.

Our 2024 LTIP PSUs were originally granted with 30% of the awards subject to attainment of certain Strategic Progress Objectives, including Product, Sustainability and Human Capital/Leadership goals through fiscal years 2024 through 2026. As described in our 2025 Proxy Statement, in August 2025, in connection with an action removing Strategic Progress Objective goals from our LTIP program, the Compensation Committee approved changes to remove all Human Capital/Leadership goals and to measure the Strategic Progress Objectives for our 2024 LTIP PSUs based on performance through the end of fiscal year 2025. Of the 30% of 2024 LTIP PSUs subject to Strategic Progress Objectives goals, 125% were considered earned and converted into time-based RSUs vesting on continued service through the vesting date for 2024 LTIP PSUs. We believe this action appropriately balanced the objective of removing Strategic Progress Objectives from our LTIP program with recognizing the achievements that had been made at the time of approval.

The remaining 2024 LTIP PSUs are based only on the Total Organic Revenue metric, with achievement for that metric capped at 300% and with the combined maximum payout of the Strategic Progress Objective RSUs and the Total Organic Revenue PSUs capped at a payout of 200% of the target shares under the original 2024 LTIP PSUs.

These PSUs were the last to provide the opportunity for interim "banking" of a portion of the award based on total revenue performance in fiscal year 2024 and fiscal year 2025. In each of those years, the threshold level of performance for such year's interim total revenue goal was not met, and as a result no shares were banked. However, based on strong fiscal year 2026 results, Total Organic Revenue achievement in the third year rose to exceed the 300% achievement level. That achievement was then limited by the 200% achievement cap of the original 2024 PSUs when combined with the Strategic Progress RSUs. Achievement on the fiscal year 2024 PSUs is as follows:

Fiscal Year	Actual ($I)	Threshold ($)	Target ($)	200% ($)	Maximum ($)	Banked/ Earned
		50% Payout	*100% Payout*	*200% Payout*	*300% Payout*	
2024	1,359M	1,400M	$1,550M			0%
2025	1,645M	1,650M	1,850M			0%
2026	3,014M	1,800M	2,090M	2,288M	2,483M	300%

Fiscal Years 2024-26 PSU Revenue Goal and Achievement
$ US millions


Earned Actual
$3,014
0%
50%
100%
200%
300%
Threshold
$1,800
Target
$2,090
Exceed
$2,288
Maximum
$2,483

Payout is Lesser of: | **Original PSUs at Max (200%) – Strategic Objectives RSUs** | OR | **Remaining Total Revenue PSUs at Actual Achievement (300%)**

	Total Original PSUs Awarded	Original PSUs at Maximum 200% Achievement	Strategic Objectives RSUs Granted at 125% Achievement	Remaining PSUs (based on Total Revenue) at Target	Remaining PSUs (based on Total Revenue) at 300% Achievement	PSUs Vesting After Capping Strategic Objectives RSUs + Remaining Revenue PSUs at 200% of Original PSUs Awarded
Michael Hurlston(1)	n/a	n/a	n/a	n/a	n/a	n/a
Wajid Ali	32,797	65,594	12,298	22,958	68,874	53,296
Jae Kim	20,574	41,148	7,715	14,402	43,206	33,433
Vincent Retort	39,357	78,714	14,758	27,550	82,650	63,956
Wupen Yuen	35,140	70,280	13,177	24,598	73,794	57,103

(1) Mr. Hurlston was not employed when fiscal year 2024 PSUs were granted; therefore, he was not granted any fiscal year 2024 PSUs.

Achievement of Fiscal Year 2026 EPS-Based PSUs

The Compensation Committee set the target and maximum achievement levels for the Fiscal Years 2026-2028 EPS-Based PSUs at 221% and 265% of fiscal year 2025 adjusted organic EPS, respectively, which the Committee expected would be very aggressive growth goals. Based on the Company's significant outperformance in fiscal year 2026, the Company's fiscal year 2026 adjusted organic EPS was 421% of fiscal year 2025 adjusted organic EPS, resulting in achievement of the Fiscal Years 2026-2028 EPS-Based PSUs significantly exceeding the fiscal year 2026 maximum achievement objective by 60% and resulting in the maximum achievement capped at 200%.

Fiscal Years 2026-2028 PSUs EPS Metric	Payout	FY 2026 ($)
Threshold	0%	3.64
Target	100%	4.55
Maximum	200%	5.46
Actual		*8.67*
Earned		**200%**

The shares subject to the Fiscal Years 2026-2028 EPS-Based PSUs remain subject to time-based cliff vesting and, provided that the executive continues to remain a service provider of the Company, will vest on August 18, 2028.

Historical AIP and LTIP Achievement

The Compensation Committee continuously assesses achievement levels of its performance-oriented executive compensation programs, including both annual and long-term incentive programs. We use this information to evaluate how effectively executive compensation programs are aligned with business performance and stockholder experience, to understand how accurately the Company can set both short-term and long-term performance goals, and to judge how effective the Company's compensation programs are at incenting performance and ensuring retention.

Fiscal year 2026 brought another significant increase in payouts under our AIP, with payouts close to the maximum level, aligned with significantly higher returns to our stockholders over the last year. The overachievement in AIP in fiscal years 2025 and 2026 is a change from three previous years of underachievement. Considering the Company's fiscal and equity performance over the last several years, the Compensation Committee assesses that our AIP programs have been successful in establishing rigorous bonus objectives and in directional alignment of pay with performance.

The payout in fiscal year 2026 under our fiscal year 2024 LTIP was also achieved at maximum, reflecting the significant transformation in our business starting in fiscal year 2025 and expanding in fiscal year 2026, despite the trough in business performance that Lumentum and many of our competitors experienced during the first half of that three-year performance period. Similar to the AIP, the Compensation Committee assesses that our LTIP programs have been successful in establishing aggressive absolute long-term business performance goals and have aligned and continue to align pay with performance and stockholder interests, albeit shifted somewhat in time due to the nature of when goals are set, when achievement is recorded, and when compensation is earned for these programs.

The Compensation Committee further assesses that the 3-year performance periods allow for executives to recover from down periods with strong performance, as demonstrated by the 2024 PSUs, providing suitable retention power within the executive suite. We also look continuously at forward-looking performance, and we believe that the mix of RSUs, 3-year rTSR PSUs and 1-year EPS PSUs coupled with an additional 2-year time-based cliff vesting, combined with Mr. Hurlston's bold vision for execution and growth that has so far demonstrated strong results, will continue to provide strong retention.

The following graphs show historical payouts under these plans over the past several years and demonstrate the trends described above.


AIP Outcomes
93%
53%
13%
132%
186%
2022
2023
2024
2025
2026
Fiscal Year


LTIP Outcomes
94%
124%
39%
24%
200%
FY20-22
FY21-23
FY22-24
FY23-25
FY24-26
Vest Cycle

Other Items

Stock Ownership Guidelines

Our stock ownership guidelines require all executive officers and directors to maintain a significant equity investment in Lumentum based on a multiple of his or her base salary or annual cash retainer, respectively.

Title	Ownership Requirement
CEO	5x base salary
All Other Executive Officers	2x base salary
Directors	5x annual cash retainer

Shares owned outright, unvested and vested restricted stock and restricted stock units, and any stock options exercisable within 60 days count toward the ownership requirements. These ownership levels must be attained within five years from the later of the date that changes to the guidelines were approved if serving as a non-employee director at the time of approval or the date of initial election or appointment to the Board, or within five years following appointment in the case of an executive officer. As of our fiscal year end 2026, all of our continuing directors and executive officers were in compliance or on track to achieve compliance with the guidelines based on the Compensation Committee's review.

Post-Employment Compensation

Our NEOs are provided certain protections in the event of their termination of employment under specified circumstances, including following a change in control of Lumentum. We believe that these protections serve our retention objectives by helping our NEOs maintain continued focus and dedication on their responsibilities to maximize stockholder value, including in the event of a transaction that could result in a change in control. For detail on these protections, see "Mr. Hurlston's Offer Letter" and "2015 Change in Control and Severance Benefits Plan, as amended" sections below.

Policies and Practices Related to the Grant of Certain Equity Awards

We do not grant equity awards on a predetermined schedule, but typically approve equity awards at regularly scheduled meetings of our Compensation Committee during open trading windows. We have not granted stock options in the last several fiscal years, other than in connection with the exchange and conversion or replacement of Cloud Light stock options in connection with the acquisition of Cloud Light in November 2023. At this time, we do not have plans to grant stock options in the future, but may later determine to do so. We have not granted any options in anticipation of the release of material, nonpublic information that is likely to result in changes to the price of our common stock, such as a significant positive or negative earnings announcement, and we have not taken material nonpublic information into account when determining the timing or terms of stock options. Similarly, we have not timed, nor do we intend to time, the release of material, nonpublic information for the purpose of affecting the value of executive compensation or for any other purpose.

Hedging and Pledging Policy

In addition to forbidding the trading of securities (of Lumentum or otherwise) on material nonpublic information, our insider trading policy strictly prohibits hedging transactions (that allow a person to own the covered securities without full risks and rewards of ownership) or pledging of our securities, as well as engaging in any other derivative securities transaction, using our securities as collateral for loans, and holding our securities in margin accounts.

Clawback Policy

We maintain a compensation recovery ("clawback") policy in compliance with securities exchange and SEC requirements. Consistent with the requirements, for compensation received after October 2, 2023 and during the applicable covered period (which generally includes the three completed fiscal years prior to the restatement date), the clawback policy requires us to recover excess incentive-based compensation from current and former executives that is granted, earned or vested based on the attainment of a financial reporting measure in the event of an accounting restatement due to material non-compliance with any financial reporting requirement under U.S. securities laws that was in excess of what would have been received had the incentive-based compensation been determined based on the restated amounts.

Federal Income Tax Consequences

Internal Revenue Code Section 162(m) limits the deductibility of compensation paid by most publicly held companies to certain of their executive officers and other covered employees to $1,000,000 per year. While the Compensation Committee considers the deductibility of compensation as a factor in making compensation decisions, the Compensation Committee retains the flexibility to provide compensation that is consistent with our goals for our executive compensation program even if such compensation is not fully tax deductible. The Compensation Committee may make decisions that result in compensation expense that is not fully deductible when it believes that such payments are appropriate to attract, retain or motivate executive talent.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the CD&A section with management. Based on its review and discussions with management, the Compensation Committee recommended to our Board that the CD&A be included in this Proxy Statement and incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended June 27, 2026.

The Compensation Committee:

Ian S. Small (Chair)
Pamela F. Fletcher*
Brian J. Lillie

* *Ms. Fletcher joined the Compensation Committee on November 19, 2025 and became the Chair of the Compensation Committee on October 1, 2026*

Summary Compensation Table

The following table provides certain summary information concerning the compensation awarded to, earned by, or paid to each of our NEOs for the fiscal year ended June 27, 2026 and, to the extent required under the SEC executive compensation rules, the fiscal years ended June 28, 2025 and June 29, 2024.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Michael Hurlston(5) President and Chief Executive Officer	2026	900,000	–	12,291,577	2,179,710	21,444	15,392,731
	2025	315,000	2,000,000	24,740,145	603,353	11,578	27,670,076
Wajid Ali Executive Vice President and Chief Financial Officer	2026	556,000	–	7,316,080	1,035,828	3,622	8,911,530
	2025	556,000	–	4,126,113	161,079	3,622	4,846,814
	2024	515,904	–	3,837,416	65,047	4,122	4,422,489
Jae Kim(6) Senior Vice President, General Counsel and Secretary	2026	450,000	–	3,772,794	628,763	9,986	4,861,544
	2025	450,000	150,000	1,826,810	108,641	17,966	2,553,418
	2024	130,530	228,750	1,720,398	–	3,491	2,083,169
Vincent Retort Executive Vice President, Global Reliability & Quality	2026	556,000	–	5,915,621	1,035,828	20,326	7,527,776
	2025	556,000	–	4,905,479	178,976	24,405	5,664,860
	2024	515,904	–	4,573,905	69,852	23,981	5,183,642
Wupen Yuen(7) President, Global Business Units	2026	504,000		7,455,200	938,952	9,902	8,908,054
	2025	504,000	325,000	4,387,706	162,238	12,228	5,391,172
	2024	449,433	–	5,085,816	60,025	13,069	5,608,344

(1) Actual salary earned during fiscal years 2026, 2025 or 2024, as applicable.

(2) Amounts shown do not reflect compensation actually received by the NEO. Instead, the amounts shown are the grant date fair value in the period presented as determined pursuant to FASB ASC Topic 718, which fair value is based on the closing market price of our common stock on the date of grant for RSUs, RSAs and PSUs. The amounts shown include PSU awards (including focal PSU awards, AIP PSU awards and new hire PSU awards), the value of which are calculated based on achievement at target as follows: for fiscal year 2026 PSUs: $7,875,481 (Mr. Hurlston), $2,684,770 (Mr. Ali), $1,789,925 (Mr. Retort), $2,684,770 (Mr. Yuen) and $1,372,229 (Mr. Kim); for fiscal year 2025 PSUs, $14,844,122 (Mr. Hurlston), $2,321,069 (Mr. Ali), $2,739,426 (Mr. Retort), $2,453,754 (Mr. Yuen) and $837,955 (Mr. Kim); for fiscal year 2024 PSUs, $2,093,218 (Mr. Ali), $2,480,900 (Mr. Retort), $2,220,371 (Mr. Yuen) and $860,199 (Mr. Kim). Assuming the highest level of performance is achieved under the applicable performance measures for PSUs (including focal PSU awards, AIP PSU awards and new hire PSU awards), the maximum possible value of the PSUs using the fair value of our common stock on the date that such awards were granted for accounting purposes is: for fiscal year 2026 PSUs: $15,750,962 (Mr. Hurlston), $5,369,540 (Mr. Ali), $3,579,850 (Mr. Retort), $5,369,540 (Mr. Yuen), and $2,744,458 (Mr. Kim); for fiscal year 2025 PSUs, $29,688,243 (Mr. Hurlston), $4,126,056 (Mr. Ali), $4,905,422 (Mr. Retort), $4,387,706 (Mr. Yuen) and $1,559,917 (Mr. Kim); for fiscal year 2024 PSUs, $2,093,218 (Mr. Ali), $2,480,900 (Mr. Retort), $2,220,371 (Mr. Yuen) and $860,199 (Mr. Kim). For fiscal year 2026, the amounts in this column also include the incremental fair value resulting from modification of our Fiscal Year 2024 and Fiscal Year 2025 PSU awards which were subsequently modified in fiscal year 2026, each computed in accordance with the provisions of FASB ASC Topic 718. See "Achievement and Vesting of Fiscal Year 2024 PSUs" in the Compensation & Discussion Analysis above and "Fiscal Year 2025 Long-Term Incentive Plan – Fiscal Year 2025 Long-Term Incentive Structure" in the Compensation & Discussion Analysis of our 2025 Proxy Statement.

(3) Non-Equity Incentive Plan Compensation for fiscal years 2026, 2025 or 2024 was paid pursuant to the Lumentum Annual Incentive Plan ("AIP"). For fiscal year 2026, the Non-Equity Incentive Plan Compensation reflects the cash payout for fiscal year 2026. For fiscal year 2025, the Non-Equity Incentive Plan Compensation reflects the cash payout for fiscal year 2025, which reflects the AIP attainment for fiscal year 2025 in excess of 100%, as well as the payout to Mr. Hurlston as a new hire during fiscal year 2025. The 100% attainment of the AIP for fiscal year 2025, except for Mr. Hurlston, was paid in PSUs and the grant date fair value of such PSUs is reflected in the Stock Award column assuming achievement at target. Pursuant to Mr. Hurlston's offer letter, his bonus under the AIP was paid in cash at the AIP achievement level for fiscal year 2025 with the amount pro-rated based on his service during fiscal year 2025. For fiscal year 2024, except for Mr. Kim, the Non-Equity Incentive Plan Compensation reflects the cash payout for the first half of fiscal year 2024. The second half payout for fiscal year 2024, except for Mr. Kim, was paid in PSUs and the grant date fair value of such PSUs is reflected in the Stock Award column assuming achievement at target. Pursuant to Mr. Kim's offer letter, his bonus under the AIP was paid in cash at target for fiscal year 2024 with the amount pro-rated based on his service during fiscal year 2024. See footnote 6 below.

(4) All amounts represent 401(k) employer matching contributions, imputed income for group term life insurance, HSA employer matching contributions and internet allowances. In fiscal year 2026, All Other Compensation: for Mr. Hurlston included $15,231 of 401(k) employer matching contributions and $6,213 of imputed income for group term life insurance; for Mr. Ali included $2,622 of imputed income for group term life insurance and $1,000 of HSA employer matching contributions; for Mr. Retort included $5,000 of 401(k) employer matching contributions and $15,326 of imputed income for group term life insurance; for Mr. Yuen included $5,000 of 401(k) employer matching contributions and $4,902 of imputed income for group term life insurance; and for Mr. Kim included $5,000 of 401(k) employer matching contributions, $4,386 of imputed income for group term life insurance and $600 of internet allowance.

(5) Mr. Hurlston joined the Company in February 2025. For fiscal year 2025, the amount in the Bonus column represents a sign-on incentive bonus which, together with approximately $23,000,000 of the amounts in the Stock Awards column, represent incentives designed to compensate Mr. Hurlston for incentive opportunities forfeited by leaving his prior employer.

(6) *Mr. Kim joined the Company in March 2024. For fiscal year 2025, the amount in the Bonus column represents the second 50% of a $300,000 sign-on incentive bonus designed to compensate Mr. Kim for the annual incentive opportunity forfeited by leaving his prior employer, and the amount in the Non-Equity Incentive Plan Compensation column reflects the AIP attainment for fiscal year 2025 in excess of 100%. For fiscal year 2024, the amount in the Bonus column represents (i) the first 50% of the $300,000 sign-on incentive bonus and (ii) a $78,750 portion of a guaranteed bonus under the AIP equal to 75% of annual base salary, all of which were negotiated at the time of Mr. Kim's hiring. The remainder of the guaranteed cash bonus under the AIP negotiated at the time of Mr. Kim's hiring was paid in RSUs granted in fiscal year 2025 with a one-year vesting condition, and the grant date fair value of those RSUs is included in the Stock Award column for fiscal year 2025. The 100% attainment of the non-guaranteed portion of Mr. Kim's fiscal year 2025 AIP participation was paid in PSUs and the grant date fair value of such PSUs is reflected in the Stock Award column assuming achievement at target.*

(7) *The amount in the Bonus column represents the second installment of a retention bonus that Mr. Yuen received in connection with Lumentum's acquisition of NeoPhotonics Corporation.*

Fiscal Year 2026 Grants of Plan-Based Awards Table

The following table sets forth information with respect to plan-based compensation in fiscal year 2026 to each NEO, including cash opportunities under the AIP and RSUs and PSUs under our long term incentive plan. The terms of the AIP opportunities are described in "Compensation Discussion and Analysis – Fiscal Year 2026 Annual Incentive Plan," and the material terms of the equity 2026 awards are described in "Compensation Discussion and Analysis – Fiscal Year 2026 Long-Term Incentive Plan". See "Compensation Discussion and Analysis" for a description of the material factors necessary to an understanding of the information disclosed below.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards				
Name	**Grant Date**	**Threshold ($)**	**Target ($)**	**Maximum ($)**	**Threshold (#)**	**Target (#)**	**Maximum (#)**	**All Other Stock Awards: Number of Shares of Stock or Units (#)**	**Grant Date Fair Value of Stock Awards ($)[2]**
Michael Hurlston	N/A	0	1,170,000	2,340,000					
	8/19/2025				16,691	33,382	66,764		3,937,741
	8/19/2025				16,691	33,382	66,764		3,937,741
	8/19/2025							34,393	4,056,998
	8/23/2025[3]								359,097
Wajid Ali	N/A	0	556,000	1,112,000					
	8/19/2025				5,690	11,380	22,760		1,342,385
	8/19/2025				5,690	11,380	22,760		1,342,385
	8/19/2025							22,760	2,684,770
	8/23/2025[4]								712,623
	8/23/2025[3]								1,233,918
Jae Kim	N/A	0	337,500	675,000					
	8/19/2025				2,908	5,816	11,632		686,055
	8/19/2025				2,909	5,817	11,634		686,173
	8/19/2025							11,633	1,372,229
	8/23/2025[4]								920,708
	8/23/2025[3]								534,793
Vince Retort	N/A	0	556,000	1,112,000					493,544
	8/19/2025				3,794	7,587	15,174		894,963
	8/19/2025				3,794	7,587	15,174		894,963
	8/19/2025							15,173	1,789,807
	8/23/2025[4]								1,761,220
	8/23/2025[3]								855,180
Wupen Yuen	N/A	0	504,000	1,000,800					1,480,709
	8/19/2025				5,690	11,380	22,760		1,342,385
	8/19/2025				5,690	11,380	22,760		1,342,385
	8/19/2025							22,760	2,684,770
	8/23/2025[4]								763,581
	8/23/2025[3]								1,322,080

(1) Reflects the cash AIP for fiscal year 2026 at threshold of 0% payout, target of 100% payout, and maximum of 200% payout.

(2) Reflects grant date fair value of awards at target computed in accordance with FASB ASC Topic 718. Assumptions underlying the valuations are set forth in footnote 2 to the "Summary Compensation Table" above. These amounts do not correspond to the actual value that may be realized by the NEOs.

(3) The amount disclosed represents the incremental fair value, as of the modification date, associated with the modification of our Fiscal Year 2025 PSU awards, which were subsequently modified in fiscal year 2026, computed in accordance with the provisions of FASB ASC Topic 718. See "Fiscal Year 2025 Long-Term Incentive Plan – Fiscal Year 2025 Long-Term Incentive Structure" in the Compensation & Discussion Analysis of our 2025 Proxy Statement.

(4) The amount disclosed represents the incremental fair value, as of the modification date, associated with the modification of our Fiscal Year 2024 PSU awards, which were subsequently modified in fiscal year 2026 (including the conversion of the strategic objective component of the original Fiscal Year 2024 PSUs granted in August 2023 into 1-year RSUs that vested on August 23, 2026), computed in accordance with the provisions of FASB ASC Topic 718. See "Achievement and Vesting of Fiscal Year 2024 PSUs" in the Compensation & Discussion Analysis above.

Outstanding Equity Awards at Fiscal Year-End Table

The following table provides information regarding outstanding equity awards and applicable market values at the end of fiscal year 2026.

Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)[1]	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
Michael Hurlston	02/07/25	60,483	49,413,401		
	02/07/25			161,287[3]	131,768,253
	02/07/25			11,520[4]	9,411,610
	02/07/25	7,200[5]	5,882,256		
	08/19/25			33,382[6]	27,272,426
	08/19/25			33,382[7]	27,272,426
	08/19/25	34,393	28,098,393		
Wajid Ali	08/23/23	2,734	2,233,623		
	08/23/23			22,958[8]	18,756,227
	08/21/24			32,009[4]	26,150,713
	08/21/24	13,339	10,897,696		
	08/19/25			11,380[6]	9,297,232
	08/19/25			11,380[7]	9,297,232
	08/19/25	22,760	18,584,465		
	08/23/25	12,298[9]	10,047,220		
Jae Kim	04/15/24	6,860	5,604,483		
	04/15/24			14,402[8]	11,766,146
	08/21/24			12,803[4]	10,459,795
	08/21/24	5,337	4,360,222		
	08/19/25			5,816[6]	4,751,556
	08/19/25			5,817[7]	4,752,373
	08/19/25	11,633	9,503,928		
	08/23/25	7,715[9]	6,303,001		

Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)[1]	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
Vincent Retort	08/23/23	3,281	2,680,511		
	08/23/23			27,550[8]	22,507,799
	08/21/24			38,411[4]	31,381,019
	08/21/24	16,007	13,077,399		
	08/19/25			7,587[6]	6,198,427
	08/19/25			7,587[7]	6,198,427
	08/19/25	15,173	12,396,038		
	08/23/25	14,758[9]	12,056,991		
Wupen Yuen	08/23/23	2,929	2,392,934		
	08/23/23	1,562	1,276,123		
	08/23/23			24,598[8]	20,096,074
	08/21/24			34,296[4]	28,019,146
	08/21/24	14,292	11,676,278		
	08/19/25			11,380[6]	9,297,232
	08/19/25			11,380[7]	9,297,232
	08/19/25	22,760	18,594,465		
	08/23/25	13,177[9]	10,765,345		

(1) Time-based RSUs that vest 1/3 of the awarded units on the one-year anniversary of the grant date and the remainder of the units in equal quarterly installments for two years thereafter.

(2) Amounts reflecting market value of RSUs and PSUs are based on the price of $816.98 per share, which was the closing price of our common stock as reported on the Nasdaq Global Select Market on June 26, 2026 (the last trading day of the fiscal year).

(3) PSUs that vest based on the Company's performance over the four-year period beginning on the first trading day following the grant date based on the Company's total shareholder return performance as compared to the S&P 500 Information Technology (Sector) Index. These PSUs vest, once achievement is determined, following the fourth anniversary of the grant date.

(4) PSUs that vest based on the Company's performance in fiscal years 2025, 2026 and 2027 and cumulative performance for fiscal years 2025, 2026 and 2027, in each case relative to revenue targets, relative total shareholder return and strategic objectives set by the Compensation Committee. The PSU share amounts and values in the table above are based on achievement at target. These PSUs vest on the earlier of the date achievement is determined after the fiscal year 2027 performance period or the third anniversary of the grant date.

(5) Time-based RSUs that vest 25% on the one-year anniversary of the vesting commencement date and the remaining 75% vesting in substantially equal quarterly installments over the subsequent six calendar quarters.

(6) PSUs that vest based on the Company's performance in fiscal year 2026 relative to adjusted EPS targets set by the Compensation Committee. The PSU share amounts and values in the table above are based on achievement at target. These PSUs vest on the third anniversary of the grant date.

(7) PSUs that vest based on 3-year rTSR in relation to the S&P Telecom Select Industry Index (SPSITE) for the fiscal year 2026 to fiscal year 2028 performance period. The PSU share amounts and values in the table above are based on achievement at target. These PSUs vest on the earlier of the date achievement is determined after the 3-year performance period or the third anniversary of the grant date.

(8) PSUs that vest based on the Company's performance in fiscal years 2024, 2025 and 2026 and cumulative performance for fiscal years 2024, 2025 and 2026, in each case relative to revenue targets and strategic objectives set by the Compensation Committee. The PSU share amounts and values in the table above are based on achievement at target. These PSUs vest on the earlier of the date achievement is determined after the fiscal year 2026 performance period or the third anniversary of the grant date.

(9) Time-based RSUs that vest in full on the one-year anniversary of the grant date. These RSUs were granted with respect to the strategic objective component of the original fiscal year 2024 – 2026 PSUs granted in August 2023 that were converted into a 1-year RSU grant to vest on August 23, 2026. See "Fiscal Year 2024 Performance-Based Long-Term Incentive Plans – Detail on Fiscal Year 2024 PSU Strategic Objectives" in the Compensation & Discussion Analysis of our 2025 Proxy Statement and "Achievement and Vesting of Fiscal Year 2024 PSUs" in the Compensation & Discussion Analysis above.

Stock Vested in Fiscal Year 2026

The following table sets forth information on vesting of equity awards during fiscal year 2026 for each NEO. The table includes: (i) the number of shares received from the vesting of RSUs and PSUs and (ii) the aggregate dollar value realized upon the vesting of such RSUs and PSUs.

	Stock Awards	
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[(1)]
Michael Hurlston	47,521	30,451,295
Wajid Ali	45,672	12,956,508
Jae Kim	21,112	6,406,318
Vincent Retort	53,993	15,452,979
Wupen Yuen	51,518	16,387,488

(1) Represents the amounts realized based on the product of the number of shares acquired and the closing price of our common stock on Nasdaq on the vesting date.

CEO Pay Ratio

Our CEO pay ratio is calculated in accordance with Item 402(u) of Regulation S-K and provides a reasonable estimate of the ratio of our CEO's annual total compensation to the median of the annual total compensation of all employees other than the CEO.

CEO annual total compensation as reported in Summary Compensation Table:	$ 15,392,731
Median employee annual total compensation:	$ 10,412
Ratio of our CEO to median employee:	1,478 to 1

We used the methodology, assumptions and estimates described below to determine the annual total compensation of the "median employee":

- We identified the median employee by reviewing the annual salary as of June 27, 2026 plus actual fiscal year 2026 Annual Incentive Plan (AIP) payout including actual commission payout during fiscal year 2026;
- We included employees working on a full-time and part-time basis, which includes employees integrated from recent acquisitions;
- Cost of living adjustments were not applied;
- For employees not paid in U.S. dollars, we applied a local currency-to-U.S. dollar exchange rate from Bloomberg on the last business day of the fiscal year; and
- After we identified the median employee, annual total compensation was then calculated by combining the following:
  - Annual salary as of June 27, 2026;
  - Actual fiscal year 2026 AIP payout;
  - Actual commission payout during fiscal year 2026; and
  - Other actual cash compensation during fiscal year 2026 (overtime, allowance, etc.).

Pay Versus Performance

The following table shows the total compensation for our NEOs for the past five fiscal years as set forth in the Summary Compensation Table, the "compensation actually paid" to our PEO (Michael Hurlston, Chief Executive Officer since 2025), former PEO (Alan Lowe, Chief Executive Officer from 2015 to 2025) and on an average basis, our other NEOs (in each case, as determined under SEC rules), our TSR, our prior peer group TSR (NASDAQ 100 Technology Sector Index), our net income, and revenue.

	Alan Lowe		Michael Hurlston							
Fiscal Year	Summary Compensation Table Total for PEO[1]	Compensation Actually Paid to PEO[2]	Summary Compensation Table Total for PEO[1]	Compensation Actually Paid to PEO[2]	Average Summary Compensation Table Total for non-PEO NEOs[3]	Average Compensation Actually Paid to non-PEO NEOs[2]	Total Shareholder Return[4]	Peer Group Total Shareholder Return[4]	Net Income ($M)[5]	Revenue[6]
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)
2026	–	–	$15,392,731	$474,253,106	$7,552,226	$158,186,747	$978.77	$199.10	($6,935.10)	$3,014.0
2025	$46,407,285	$46,661,132	$27,670,076	$34,152,996	$4,614,066	$11,993,836	$113.51	$133.13	$25.90	$1,645.0
2024	$12,077,066	$9,284,053	–	–	$3,864,547	$3,201,388	$61.00	$124.38	($546.50)	$1,359.2
2023	$13,905,732	$6,157,896	–	–	$4,514,349	$2,014,899	$67.96	$92.77	($131.60)	$1,767.0
2022	$10,793,744	$10,940,691	–	–	$3,837,309	$3,910,681	$93.23	$72.07	$198.90	$1,712.6

(1) *The dollar amounts reported in columns (b) and (d) are the amounts of total compensation reported for PEO (Hurlston) and former PEO (Lowe) for each corresponding year in the "Total" column of the Summary Compensation Table. Refer to "Executive Compensation – Executive Compensation Tables – Summary Compensation Table" above.*

(2) *The dollar amounts reported in columns (c), (e), and (g) represent the amount of "compensation actually paid" (otherwise known as CAP), as computed in accordance with SEC rules. "Compensation actually paid" does not necessarily represent cash and/or equity value transferred to the applicable NEO without restriction, but rather is a value calculated under applicable SEC rules. We do not have a defined benefit plan so no adjustment for pension benefits is included in the table below. Similarly, no adjustment is made for dividends as dividends are factored into the fair value of the award. The following table details these adjustments:*

The following table details these adjustments for each fiscal year for our PEO and for our non-PEO NEOs on average:

Fiscal Year		Summary Compensation Table Total (a)	Subtract Grant Date Fair Value of Stock Awards (b)	Add Fair Value at Fiscal Year-end of Outstanding and Unvested Options Awards and Stock Awards Granted in Fiscal Year (i)	Adjust for Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years (ii)	Add Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year that Vested During Fiscal Year (iii)	Adjust for Change in Fair Value of Outstanding Option Awards and Stock Awards Granted in Prior Fiscal Years for Which Applicable Vesting Conditions Were Satisfied During Fiscal Year (iv)	Subtract Fair Value of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years that Failed to Meet Applicable Vesting Conditions During Fiscal Year (v)	CAP (c)
2026	PEO Michael Hurlston	$15,392,731	($12,291,577)	$136,629,103	$308,574,169	$0	$25,948,680	$0	$474,253,106
	Non-PEO NEOs	$7,552,226	($6,114,924)	$53,958,828	$95,851,291	$0	$7,847,978	($908,653)	$158,186,747

(a) *The dollar amounts reported in the Summary Compensation Table for the applicable year.*

(b) *The grant date fair value of equity awards represents the total of the amounts reported in the "Stock Awards" column in the Summary Compensation Table for the applicable year.*

(i-v) *The recalculated value of equity awards for each applicable year includes the addition (or subtraction, as applicable) of the following:*

- (i) *Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year;*
- (ii) *Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years from the end of the prior Fiscal Year to the end of the current Fiscal Year;*
- (iii) *Change in Fair Value as of Vesting Date (compared to prior Fiscal Year End) of Option Awards and Stock Awards Granted in the Current Year and Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year;*
- (iv) *Fair Value at Vesting Date of Option Awards and Stock Awards Granted in Fiscal Year;*
- (v) *Fair Value as of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year.*

(c) *"Compensation Actually Paid" does not necessarily represent cash and/or equity value transferred to the applicable NEO without restriction, but rather is a value calculated under applicable SEC rules.*

(3) The dollar amounts reported in column (f) represent the average of the amounts reported for the Company's named executive officers (NEOs) as a group in the "Total" column of the Summary Compensation Table in each applicable year. The names of each of the NEOs included for purposes of calculating the average amounts in each applicable year are as follows:

2026	Wajid Ali, Vincent Retort, Wupen Yuen, and Jae Kim
2025	Wajid Ali, Vincent Retort, Wupen Yuen, and Jae Kim
2024	Wajid Ali, Vincent Retort, Jason Reinhardt, Judy Hamel, Wupen Yuen, and Jae Kim
2023	Wajid Ali, Vincent Retort, Jason Reinhardt, and Judy Hamel
2022	Wajid Ali, Vincent Retort, Jason Reinhardt, and Judy Hamel

(4) TSR determined in Column (h) is based on the value of an initial fixed investment of $100 in LITE as of July 4, 2021. TSR determined in Column (i) is based on the value of an initial fixed investment of $100 in the NASDAQ 100 Technology Sector Index as of July 4, 2021.

(5) The dollar amounts in Column (j) are LITE's GAAP net Income for each fiscal year (in millions). The GAAP net loss for fiscal year 2026 was driven by the equalization of certain amounts of our convertible notes in the fourth quarter of fiscal year 2026, which contributed to a one-time, non-cash loss on debt extinguishment of $7.8 billion.

(6) Lumentum selected Revenue as its Company Selected Measure, which is the most important financial measure that links Company performance with Compensation Actually Paid. Dollar amounts in Column (k) are LITE's GAAP revenue for each fiscal year (in millions).

Relationship Between Compensation Actually Paid and Performance Measures

The graphs below illustrate the relationship between compensation actually paid to our PEO, former PEO, and the average of the compensation actually paid to our remaining NEOs, with (i) our cumulative TSR, and Peer Group TSR, (ii) our net income, and (iii) our revenue, in each case, for the fiscal years 2022 through 2026.

TSR amounts reported in the graph assume an initial fixed investment of $100, and that all dividends, if any, were reinvested.



Lumentum Holdings Inc. CAP vs TSR
Compensation Actually Paid ($M)
$500.00
$450.00
$400.00
$350.00
$300.00
$250.00
$200.00
$150.00
$100.00
$50.00
$0.00
$1,200.00
$1,000.00
$800.00
$600.00
$400.00
$200.00
$0.00
($200.00)
Value of $100 Investment from 7/3/2021
$474.25
$978.77
$158.19
$199.10
$93.23
$92.77
$124.38
$133.13
$113.51
$72.07
$67.96
$61.00
$46.66
$34.15
$10.94
$3.91
$6.16
$2.01
$9.28
$3.20
$11.99
FY 2022
FY 2023
FY 2024
FY 2025
FY 2026
PEO CAP ($M) - Alan Lowe
PEO CAP ($M) - Michael Hurlston
Avg NEO CAP ($M)
LITE TSR
NASDAQ 100 Technology Sector TSR


Lumentum Holdings Inc. CAP vs Net Income
Compensation Actually Paid ($M)
$500.00
$450.00
$400.00
$350.00
$300.00
$250.00
$200.00
$150.00
$100.00
$50.00
$0.00
Net Income ($M)
$1,000.00
$0.00
($1,000.00)
($2,000.00)
($3,000.00)
($4,000.00)
($5,000.00)
($6,000.00)
($7,000.00)
($8,000.00)
$198.90
($131.60)
($546.50)
$25.90
($6,935.10)*
$474.25
$158.19
$10.94
$3.91
$6.16
$2.01
$9.28
$3.20
$46.66
$34.15
$11.99
FY 2022
FY 2023
FY 2024
FY 2025
FY 2026
PEO CAP ($M) - Alan Lowe
PEO CAP ($M) - Michael Hurlston
Avg NEO CAP ($M)
Net Income ($M)

* *The GAAP net loss for fiscal year 2026 was driven by the equalization of certain amounts of our convertible notes in the fourth quarter of fiscal year 2026, which contributed to a one-time, non-cash loss on debt extinguishment of $7.8 billion.*


Lumentum Holdings Inc. CAP vs Revenue ($M)
Compensation Actually Paid ($M)
$500.00
$450.00
$400.00
$350.00
$300.00
$250.00
$200.00
$150.00
$100.00
$50.00
$0.00
Revenue ($M)
$3,500.00
$3,000.00
$2,500.00
$2,000.00
$1,500.00
$1,000.00
$1,712.6
$1,767.0
$1,359.2
$1,645.0
$3,014.0
$474.25
$158.19
$10.94
$3.91
$6.16
$2.01
$9.28
$3.20
$46.66
$34.15
$11.99
FY 2022
FY 2023
FY 2024
FY 2025
FY 2026
PEO CAP ($M) - Alan Lowe
PEO CAP ($M) - Michael Hurlston
Avg NEO CAP ($M)
Revenue ($M)

Performance Measures

A mix of performance measures are used in order to align executive pay with Company performance. As required by SEC rules, the performance measures identified as the most important for NEOs' 2026 compensation decisions are listed in the table below, each of which is described in more detail in the CD&A.

Most Important Performance Measures Driving Compensation Actually Paid
Revenue
Gross Margin
Operating Income
Earnings per Share

Mr. Hurlston's Offer Letter

We entered into an offer of employment with Mr. Hurlston dated January 28, 2025 (the "Hurlston Offer Letter"). Pursuant to the Hurlston Offer Letter, we will pay Mr. Hurlston an annual base salary of $900,000, and an Annual Incentive Plan bonus based on a target opportunity of 130% of his base salary for each fiscal year that he is employed with us, provided that his annual bonus for fiscal year 2025 will be prorated for his days of employment during that year.

Under the Hurlston Offer Letter, we provided Mr. Hurlston with a cash sign-on bonus of $2,000,000, necessary to offset compensation not received from his previous employer. If prior to February 7, 2027, Mr. Hurlston voluntarily terminates his employment for any reason or no reason, or his employment is terminated by us for "Cause" as defined in the Hurlston Offer Letter, he will be required to repay up to 50% of the gross amount of the signing bonus, prorated based on the number of days in the two-year period following his termination date.

Beginning in fiscal year 2026, Mr. Hurlston is eligible for annual long-term incentive awards with a target opportunity of $10 million.

In addition, effective as of his start date, as an inducement material to him entering into employment with us and necessary to recruit him, Mr. Hurlston was granted equity awards as follows:

- RSUs with a grant date value of $9 million, necessary to offset compensation forfeited at his previous employer, that will vest as to 1/3 of the award on the one year anniversary of the grant date and as to the remaining 2/3 of the award in substantially equal quarterly installments over the subsequent eight calendar quarters, subject to Mr. Hurlston remaining employed with us through the relevant vesting date;
- RSUs and PSUs on the same terms as the grants made to our executive officers for the fiscal years 2025 – 2027 performance period, with a grant date value of $2 million, with approximately 50% of the value allocated to PSUs and 50% allocated to time-based RSUs that will vest beginning on the one-year anniversary of the grant date and quarterly thereafter, provided that all unvested shares will vest at the same time as the date on which the time-based RSUs granted to the management team under the same fiscal years 2025 – 2027 program vest;
- rTSR PSUs with a value of $14 million that vest based on our total stockholder return ("TSR") performance as compared to the S&P 500 Information Technology (Sector) Index (the "Index") over the four-year period beginning on the first trading day following the grant. The number of shares subject to each of these equity awards will be calculated by dividing the dollar value by the average of the volume weighted average trading price of our common stock during the 60 days preceding the grant date.

The sign-on bonus as well as the Initial Time-Based RSUs and the rTSR PSUs were intended to compensate Mr. Hurlston for compensation foregone at his prior employer and to motivate strong performance.

The rTSR PSUs are eligible to vest over a four-year period beginning on the date of grant, based on the TSR performance of our common stock compared to the TSR of the Index, taking into account the value of the shares or the Index as of a given date by the average closing price over the 90 consecutive trading days ending on the last trading day prior to such date, with payments established based on achievement as set forth in the description above. The rTSR PSUs vest only if the TSR performance of our common stock exceeds the TSR of the Index. The four-year measurement period is designed to reward Mr. Hurlston only if we achieve sustained growth in stock price.

For more information on the terms of those awards, please see the section titled "Fiscal Year 2025 Equity Awards for Mr. Hurlston" above.

The Hurlston Offer Letter also provides that Mr. Hurlston will be eligible to participate in our Amended and Restated Change in Control and Severance Benefits Plan (the "Lumentum CIC Plan"), as described in "2015 Change in Control and Severance Benefits Plan, as amended" below, subject to certain enhancements provided in the Hurlston Offer Letter. Specifically, these enhancements provide that, in the event of a termination of Mr. Hurlston's employment outside the Coverage Period (as defined in the Lumentum CIC Plan) for a Change in Control by us without Cause (as defined in the Lumentum CIC Plan) or by Mr. Hurlston for Good Reason (as described below), Mr. Hurlston will be entitled to receive (i) severance payments equal to 200% of his annual base salary and 200% of his target annual bonus, (ii) accelerated vesting of 100% of the Initial Time-Based RSU, and (iii) accelerated vesting of the other time-based equity awards that would have vested over the 12-month period following the termination date and (iv) payment or reimbursement of COBRA benefits for up to 18 months. The Hurlston Offer Letter also provides that the definition of "Good Reason" will have the meaning set forth in the Lumentum CIC Plan, but will also include the failure of a successor entity to provide the enhanced severance provisions provided for in the Hurlston Offer Letter as they exist at the time of succession.

2015 Change in Control and Severance Benefits Plan, as amended

In April 2015, the board of directors of JDSU approved the Lumentum 2015 Change in Control and Severance Benefits Plan (the "Lumentum CIC Plan"), which was last amended by the Lumentum Compensation Committee in November 2025. Pursuant to the plan, participants, including the NEOs, will receive cash payments, COBRA reimbursements, and accelerated vesting of options, restricted stock units, performance-based equity awards and other securities under the following circumstances. Mr. Hurlston is a participant in the Lumentum CIC Plan, as modified by the terms of the Hurlston Offer Letter as described above.

In the event a participant's employment is terminated without "cause" (as defined in the Lumentum CIC Plan) or the participant resigns for "good reason" (as defined in the Lumentum CIC Plan), in either case, occurring outside the date beginning on the public announcement by Lumentum of an intent to consummate a change in control of Lumentum and ending 12 months following the consummation of the change in control (such period, the "Coverage Period"), the participant will be entitled to receive from the Company (subject to the executive signing and not revoking a release of claims that becomes effective in accordance with the Lumentum CIC Plan):

A. accelerated vesting of unvested Lumentum time-based equity awards held at the time of termination as to the number of shares that otherwise would vest over the nine-month period following the termination date;
B. acceleration of performance-based equity awards (other than with respect to equity based awards issued in connection with the Company's annual incentive plan) as follows:
   - if a participant's termination date occurs before the end of the applicable performance period that relates to a portion of a performance-based equity award, then acceleration of vesting as to the product of (i) the target number of units or shares subject to such portion of the performance-based equity award, as applicable, determined based on the lesser of target performance or estimated actual performance (or for rTSR-based awards, actual performance through a shortened period ending prior to termination) multiplied by (ii) the quotient derived from the number of full months the participant remained in continuous service from the beginning of the award's first performance period through termination date, over the total months from the beginning of the performance period through the end of the applicable vesting period for such portion, plus
   - if a participant's termination date occurs on or after the end of the applicable performance period that relates to a portion of a performance-based equity award, then acceleration of vesting as to the number of units or shares subject to such portion of the performance-based equity award, as applicable, which have been earned, but not yet vested as of the termination date (or in the event that the determination of the achievement for such completed performance period has not yet been approved by the compensation committee as of the termination date, then the number of units or shares subject to such earned award that will be earned as of the date the compensation committee determines the achievement of the performance objective for such performance period);
C. a lump sum payment (less applicable tax and other withholdings) equal to 100% of the participant's annual base salary as of the termination date plus 100% of the greater of the participant's target annual bonus for the year in which employment terminated or the mean average of the participant's annual bonuses paid in the 3 years preceding the year in which employment was terminated; and
D. reimbursement of COBRA premiums for the lesser of 12 months or the maximum allowable COBRA period.

In the event of a qualifying termination (as defined below), each of the participants will be entitled to receive:

A. accelerated vesting of outstanding Lumentum equity awards (including accelerated vesting of any performance-based awards at actual achievement for completed performance periods and at the greater of 100% of the target achievement level or estimated actual performance (or for rTSR-based awards, actual performance through a shortened period ending prior to termination) for uncompleted performance periods) (effective as of the later of the date of termination or the date of the consummation of the change in control);
B. a lump sum payment (less applicable tax and other withholdings) equal to two years' base salary plus 200% of the greater of the participant's target annual bonus for the year in which employment terminated or the mean average of the participant's annual bonuses paid in the 3 years preceding the year in which employment was terminated; and
C. reimbursement of COBRA premiums for the lesser of 18 months or the maximum allowable COBRA period.

A qualifying termination under the Lumentum CIC Plan is (i) any involuntary termination without cause or resignation for good reason during the Coverage Period, or (ii) any termination due to disability or death occurring within 12 months following a change in control of Lumentum.

A change in control of Lumentum includes the acquisition by any person of more than 50% of the fair market value or voting power of outstanding Lumentum voting stock, a merger of Lumentum unless the Lumentum stockholders retain more than 50% of the voting power of the securities of the surviving entity and the Lumentum directors constitute a majority of the surviving entity's board of directors, or a sale of substantially all of the assets of Lumentum.

In the event a participant's employment is terminated due to death or disability outside of a change in control period, (subject to the executive, or their successor, signing and not revoking a release of claims that becomes effective in accordance with the agreement), the participant will receive vesting acceleration of 100% of outstanding Lumentum equity awards (including accelerated vesting of any performance-based awards at actual achievement for which the applicable performance period has been completed, or at the greater of 100% of target achievement level or estimated actual performance (or for rTSR-based awards, actual performance through a shortened period ending prior to termination) for performance periods that are not completed).

A participant is any participant designed by the Compensation Committee of the Board. An eligible executive is any individual employed by Company or any of its subsidiaries in the United States or Canada and on a United States or Canada payroll who is at or above the Senior Vice President level.

The Lumentum CIC Plan is administered by the Compensation Committee of our board of directors.

Potential Payments upon a Termination or Change in Control

The following table describes potential payments and benefits that would have been received or receivable by each NEO if employment had been terminated under various circumstances on June 26, 2026, the last business day of our most recent fiscal year, under the Lumentum CIC Plan as amended in August 2023, as modified by the Hurlston Offer Letter with respect to Mr. Hurlston, and under our Annual Incentive Plan. The value of accelerated equity is based on a price per share of $816.98, the closing stock price on June 26, 2026, the last trading day of our most recent fiscal year.

			Before Change in Control Period	Within Change in Control Period
Name	Benefit	Termination upon Death or Disability outside Change in Control Period ($)	Termination w/o Cause or for Good Reason ($)	Termination w/o Cause, upon Death or Disability or for Good Reason ($)
Michael Hurlston	Salary		1,800,000	1,800,000
	AIP	2,179,710	2,340,000	2,340,000
	Equity Awards	279,118,765	158,362,593	279,118,765
	COBRA		40,361	60,542
	Total	281,298,475	162,542,954	283,319,307
Wajid Ali	Salary		556,000	1,112,000
	AIP	1,035,828	556,000	1,112,000
	Equity Awards	79,113,695	76,508,750	79,113,695
	COBRA		29,102	43,653
	Total	80,149,523	77,649,852	81,381,248
Jae Kim	Salary		450,000	900,000
	AIP	628,763	337,500	675,000
	Equity Awards	57,501,504	42,863,248	57,501,504
	COBRA		40,361	60,542
	Total	58,130,267	43,691,109	59,132,046
Vincent Retort	Salary		556,000	1,112,000
	AIP	1,035,828	556,000	1,112,000
	Equity Awards	106,496,611	80,259,336	106,496,611
	COBRA		29,216	43,824
	Total	107,532,439	81,400,552	108,764,435
Wupen Yuen	Salary		504,000	1,008,000
	AIP	938,952	504,000	1,008,000
	Equity Awards	111,414,829	81,702,837	111,414,829
	COBRA		39	58
	Total	112,353,781	82,710,875	113,430,887

Equity Compensation Plan Information

The following table sets forth information about shares of Lumentum's common stock that may be issued under Lumentum's equity compensation plans, including compensation plans that were not approved by Lumentum's stockholders, if any. Information in the table is as of June 27, 2026.

	(a)	(b)	(c)
Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights[1]	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights ($)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders[1]	2,208,276	0	3,217,087
Equity compensation plans not approved by security holders[2]	735,679	8.06	261,607
TOTAL	**2,943,955**	**–**	**3,478,694**

(1) *Includes our 2015 Plan and 2025 Plan. As of June 27, 2026, there were no options or RSAs outstanding under either the 2015 Plan or the 2025 Plan. There is no exercise price for RSUs or PSUs. Following the adoption of our 2025 Plan, no further awards may be granted under the 2015 Plan.*

(2) *On November 28, 2023 we adopted and assumed the Cloud Light Share Option Scheme (the "Cloud Light Scheme") in connection with the Cloud Light acquisition and we reserved a total of 1.5 million shares of common stock for issuance thereunder, of which stock options covering 1.15 million shares were granted at the closing of the Cloud Light acquisition. As of June 27, 2026, there were 286,482 options and 92,771 shares subject to RSUs outstanding under the Cloud Light Scheme. No further awards may be made under the Cloud Light Scheme. In February 2025, our board of directors approved the 2025 Inducement Equity Incentive Plan (the "Inducement Plan") in accordance with Listing Rule 5625(c)(4) of the corporate governance rules of the Nasdaq Stock Market. As of June 27, 2026 there were no options or RSAs outstanding under the Inducement Plan. There is no exercise price for RSUs or PSUs.*

The purpose of the Cloud Light Scheme was to attract and retain the best available personnel, to provide additional incentive to employees, directors, consultants and advisers of Lumentum and our subsidiaries and to promote the success of the business of Lumentum and our subsidiaries. Following the Cloud Light acquisition, the Cloud Light Scheme provided for awards of non-statutory stock options and restricted stock units with respect to Lumentum's common stock, which may be made to employees, directors, consultants and advisors of Lumentum and its subsidiaries who were not service providers of Lumentum or its subsidiaries prior to the Cloud Light acquisition.

The Inducement Plan has substantially the same terms as the 2015 Plan and was approved for the purpose of granting awards to new hires, including our new CEO.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table reports the number of shares of our common stock beneficially owned as of August 28, 2026 by (i) all persons who are known to us to be beneficial owners of five percent or more of our common stock, (ii) each of our directors and named executive officers, and (iii) all of our directors and named executive officers as a group. We have determined beneficial ownership in accordance with the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially own, subject to community property laws where applicable. In computing the number of shares of our common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of our common stock subject to options or restricted stock units held by that person that are currently exercisable or exercisable within 60 days of August 28, 2026. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. We have based percentage ownership of our common stock on 90,385,389 shares of our common stock outstanding as of August 28, 2026. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Lumentum Holdings Inc., 1001 Ridder Park Drive, San Jose, California 95131.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	
5% or more Stockholders	**Number**	**Percentage**
Vanguard Capital Management[(1)]	5,252,142	5.8%
BlackRock Inc.[(2)]	5,240,774	5.8%
Directors and Named Executive Officers		
Michael E. Hurlston	31,713	*
Pamela F. Fletcher	6,123	*
Isaac H. Harris	6,258	*
Penelope A. Herscher	40,152	*
Julia S. Johnson	12,037	*
Brian J. Lillie	12,627	*
Paul R. Lundstrom	2,798	*
Ian S. Small	19,725	*
S. Thad Trent	–	*
Wajid Ali	46,005	*
Jae Kim	8,999	*
Vincent Retort	5,191	*
Wupen Yuen	62,250	*
All directors and executive officers as a group (13 persons)	253,878	*

* *indicates ownership of less than 1% of our common stock.*

(1) *Based solely on a Schedule 13G/A filing by Vanguard Capital Management dated April 30, 2026, reporting sole voting power over 612,354 shares and sole dispositive power over 5,252,142 shares. The address for Vanguard Capital Management is 100 Vanguard Blvd., Malvern, PA 19355.*

(2) *Based solely on a Schedule 13G/A filing by Blackrock Inc. dated April 24, 2026, reporting sole voting power over 4,893,942 shares and sole dispositive power over 5,240,774 shares. The address for Blackrock Inc. is 50 Hudson Yards, New York, NY 10001.*

RELATED PERSON TRANSACTIONS

There were no transactions, nor are there any currently proposed transactions or series of similar transactions, since the beginning of our last fiscal year, to which we were, or are to be, a participant, in which:

- the amounts involved exceeded or will exceed $120,000; and
- any of our directors, nominees for director, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of such individuals, had or will have a direct or indirect material interest.

Policies and Procedures for Related Party Transactions

Our Audit Committee has the primary responsibility for reviewing and approving or ratifying related party transactions. We have a formal written policy providing that a related party transaction is any transaction between us and an executive officer, director, nominee for director, beneficial owner of more than 5% of any class of our capital stock, or any member of the immediate family of any of the foregoing persons, in which such party has a direct or indirect material interest and the aggregate amount involved exceeds $120,000. In reviewing any related party transaction, our Audit Committee is to consider the relevant facts and circumstances available to our Audit Committee, including, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, and the extent of the related party's interest in the transaction. Our Audit Committee has determined that certain transactions will be deemed to be pre-approved by our Audit Committee, including certain executive officer and director compensation, transactions with another company at which a related party's only relationship is as a non-executive employee, director or beneficial owner of less than 10% of that company's shares and the aggregate amount involved does not exceed the greater of $200,000 or 2% of the company's total revenues, transactions where a related party's interest arises solely from the ownership of our common stock and all holders of our common stock received the same benefit on a pro rata basis, and transactions available to all employees generally. If advance approval of a transaction is not feasible, the chair of our Audit Committee may approve the transaction and the transaction may be ratified by our Audit Committee in accordance with our formal written policy.

OTHER MATTERS

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors and executive officers, and holders who beneficially own greater than 10% of our common stock, to file certain reports of securities ownership and changes in such ownership with the SEC. Specific due dates for these reports have been established by the SEC, and the Company is required to report any known failure to file by these dates in this Proxy Statement.

To the Company's knowledge, based solely on a review of the copies of the reports filed with the SEC and on written representations from certain reporting persons that no other reports were filed, we believe all filings required by our officers, directors, and person s who own more than 10% of our outstanding common stock were timely filed for the fiscal year ended June 27, 2026 through the date of this Proxy Statement, except for the following:

- Due to administrative error, the Forms 4 for Isaac Harris, reporting equity grants made on March 31, 2026, April 30, 2026 and May 29, 2026, that should have been filed by April 2, 2026, May 4, 2026 and June 2, 2026, respectively, were filed on July 7, 2026.

Note About Forward-Looking Statements

Various statements in this Proxy Statement, including estimates, projections, objectives and expected results, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and are generally identified by the words "believe," "expect," "anticipate," "intend," "opportunity," "plan," "project," "will," "should," "could," "would," "likely" and similar expressions and include statements about our strategies, markets, business and opportunities. Forward-looking statements are based on current assumptions that are subject to risks and uncertainties that may cause actual results to differ materially from the forward-looking statements, including the risks and uncertainties discussed in Item 1A – Risk Factors of the Form 10-K for the fiscal year ended June 27, 2026 included in the Annual Report provided with our proxy materials as well as our other filings with the Securities and Exchange Commission. We undertake no obligation to update, or revise publicly, any forward-looking statements.

References to our website in this Proxy Statement are not intended to function as a hyperlink and the information contained on our website is not intended to be part of this Proxy Statement.

Fiscal Year 2026 Annual Report and SEC Filings

Our financial statements for our fiscal year ended June 27, 2026 are included in our Annual Report on Form 10-K, which we will make available to stockholders at the same time as this Proxy Statement. This Proxy Statement and our Annual Report are posted on our website at *www.lumentum.com* and are available from the SEC at its website at www.sec.gov. You may also obtain a copy of our Annual Report without charge by sending a written request to Lumentum Holdings Inc., Attention: Investor Relations, 1001 Ridder Park Drive, San Jose, California 95131.

* * *

The board of directors does not know of any other matters to be presented at the Annual Meeting. If any additional matters are properly presented at the Annual Meeting, the persons named in the enclosed proxy card will have discretion to vote the shares of Voting Stock they represent in accordance with their own judgment on such matters.

It is important that your shares of Voting Stock be represented at the Annual Meeting, regardless of the number of shares that you hold. Therefore, you are urged to vote by telephone or by using the Internet as instructed on the enclosed proxy card or execute and return, at your earliest convenience, the enclosed proxy card in the envelope that has also been provided.

THE BOARD OF DIRECTORS

San Jose, California
October 6, 2026

APPENDIX A

Reconciliation of GAAP and Non-GAAP Financial Measures

The Letter to Stockholders and the Compensation Discussion and Analysis section ("CD&A") of this Proxy Statement contains non-GAAP financial measures for net income per share, gross margin and operating margin. Lumentum believes this non-GAAP financial information provides additional insight into the Company's on-going performance and has therefore chosen to provide this information to investors for a more consistent basis of comparison and to help them evaluate the results of the Company's on-going operations and enable more meaningful period to period comparisons. Specifically, the Company believes that providing this information allows investors to better understand the Company's financial performance and, importantly, to evaluate the efficacy of the methodology and information used by management to monitor, manage, evaluate and measure such operating performance. However, investors are cautioned that there are material limitations associated with the use of non-GAAP financial measures as an analytical tool. In particular, many of the adjustments to our GAAP financial measures reflect the exclusion of items that are recurring and will be reflected in our financial results for the foreseeable future. Moreover, the non-GAAP financial measures we present may be different from non-GAAP measures used by other companies or may not be comparable to similarly titled measurements reported by other companies, limiting their usefulness for comparison purposes. We do not consider non-GAAP financial measures to be a substitute for, or superior to, the information provided by GAAP financial measures, and the non-GAAP financial measures used in this Proxy Statement should not be considered in isolation from measures of financial performance prepared in accordance with GAAP.

Non-GAAP earnings per share, non-GAAP gross margin and non-GAAP operating margin exclude certain items as set forth in the reconciliation tables below. The presentation of these and other similar items in Lumentum's non-GAAP financial results should not be interpreted as implying that these items are non-recurring, infrequent or unusual.

A quantitative reconciliation between GAAP and non-GAAP financial data with respect to historical periods is included in the table below ($ in millions, except per share data):

	FY 2025	FY 2026
Net revenue	$1,645.0	$3,014.0
Gross profit on GAAP basis	459.9	1,255.9
Stock-based compensation and related payroll taxes	36.9	44.0
Other charges, net	(10.4)	(0.8)
Integration related costs	2.9	0.2
Amortization of acquired intangibles	82.2	77.6
Acquisition-related warranty provision	-	9.8
Gross profit on non-GAAP basis	$571.5	$1,386.7
Gross margin* on GAAP basis	28.0%	41.7%
Gross margin* on non-GAAP basis	34.7%	46.0%
* gross margin is calculated as gross profit divided by net revenue		
Income (loss) from operations on GAAP basis	$(180.1)	$524.8
Stock-based compensation and related payroll taxes	177.2	191.3
Intangible assets write-off	2.7	2.5
Acquisition related costs, net	1.2	2.1
Integration related costs	9.2	2.4
Other charges, net	12.3	17.0
Amortization of acquired intangibles	149.7	135.7
Acquisition-related warranty provision	-	9.8

	FY 2025	FY 2026
Restructuring and related charges	22.8	11.4
Gain on sale of facility	(34.9)	-
Income from operations on non-GAAP basis	$160.1	$897.0
Operating margin* on a GAAP basis	(10.9)%	17.4%
Operating margin* on a non-GAAP basis	9.7%	29.8%
* operating margin is calculated as income (loss) from operations divided by net revenue		

Net income (loss) on GAAP basis	$25.9	($6,935.1)
Stock-based compensation and related payroll taxes	177.2	191.3
Intangible assets write-off	2.7	2.5
Acquisition related costs, net	1.2	0.3
Integration related costs	9.2	2.4
Acquisition-related warranty provision	-	$9.8
Escrow settlement	-	(27.5)
Other charges, net	12.3	17.0
Amortization of acquired intangibles	149.7	135.7
Restructuring and related charges	22.8	11.4
Foreign exchange losses, net	4.2	0.5
Loss on debt extinguishment	-	7,756.6
Inducement expense	-	5.9
Non-cash interest expense	3.0	3.8
Gain on sale of facility	(34.9)	-
Non-GAAP income tax reconciling adjustments	(226.9)	(392.3)
Net income on non-GAAP basis	$146.4	$782.3
Net income (loss) per share on a GAAP basis	$0.37	$(92.96)
Net income per share on non-GAAP basis (diluted)	$2.06	$8.67
Shares used in per share calculation - diluted on GAAP basis	69.6	74.6
Non-GAAP adjustment	1.6	15.6
Shares used in per share calculation - diluted on non-GAAP basis	71.2	90.2

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LUMENTUM